THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL A FINAL PROSPECTUS SUPPLEMENT IS DELIVERED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                            Rule 424(b)5
                                            Registration Statement No. 333-21293

                   SUBJECT TO COMPLETION, DATED JULY 15, 2003

PRELIMINARY PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 29, 1998)

                                1,500,000 SHARES

                        [AGREE REALTY CORPORATION LOGO]

                            AGREE REALTY CORPORATION

                                  COMMON STOCK

                             ---------------------

     We are offering 1,500,000 shares of our common stock at a price per share
of $          . We will receive all of the net proceeds from this sale. Our common stock is listed on the New York Stock Exchange under the symbol "ADC."
The last reported sales price of our common stock on July   , 2003 was
$          per share.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE S-9 OF THIS PROSPECTUS SUPPLEMENT BEFORE BUYING OUR COMMON STOCK. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public offering price.......................................   $          $
Underwriting discount.......................................   $          $
Proceeds, before expenses, to us............................   $          $

     We have granted the underwriters an option for a period of thirty days to
purchase up to an additional           shares of our common stock from us at the
public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any.

     We expect the common stock to be available for delivery on or about July , 2003.

FRIEDMAN BILLINGS RAMSEY                                    BB&T CAPITAL MARKETS

July   , 2003

     You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The information in this prospectus supplement replaces any inconsistent information in the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since those dates.

                               TABLE OF CONTENTS

            PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Cautionary Statement Concerning
  Forward-Looking Statements..........   S-2
Our Company...........................   S-3
Recent Developments...................   S-4
The Offering..........................   S-5
Use of Proceeds.......................   S-5
Price Range of Common Stock and
  Dividends...........................   S-6
Capitalization........................   S-7
Selected Financial Data...............   S-8
Risk Factors..........................   S-9
Management............................  S-16
Our Properties and Tenants............  S-18
Description of Credit Facilities......  S-26
Federal Income Tax Consequences.......  S-26
Underwriting..........................  S-32
Additional Description of Our
  Shares..............................  S-33
Legal Matters.........................  S-33
Experts...............................  S-33
Where You Can Find More Information...  S-34

                 PROSPECTUS
                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents By
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     4
Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends...........................     4
Description of Securities.............     5
Description of Common Stock...........     5
Description of Preferred Stock........     6
Federal Income Tax Considerations.....    10
Employee Benefit Plans................    22
ERISA Considerations..................    22
Plan of Distribution..................    23
Legal Matters.........................    24
Experts...............................    24

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made statements in this prospectus supplement and the accompanying prospectus that are "forward-looking" in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. These forward-looking statements include those made in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

     Forward-looking statements, which are generally prefaced by the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements. Many of those factors are noted in conjunction with the forward-looking statements in the text. Other important factors that could cause our actual results to differ include:

     - Our inability to effect the development or acquisition of properties on favorable terms.

     - The effect of economic conditions. If an economic downturn occurs, any corresponding decrease in disposable income could result in consumers being less willing to purchase goods from our tenants which could adversely affect our financial condition and results of operations. Our financial condition and results of operations could also be adversely affected if our tenants are otherwise unable to make lease payments or fail to renew their leases.

     - Our inability to obtain long-term financing at interest rates that will allow us to offer attractive rental rates to our tenants in order to continue the development or acquisition of retail properties leased to national tenants on a long-term basis.

     - Actions of our competitors. We seek to remain competitive in the development of real estate assets in the markets that we currently serve. With regard to our acquisition of properties, we compete with insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs, some of which have greater resources than we do.

     - Failure to qualify as a REIT. Although we believe that we were organized and have been operating in conformity with the requirements for qualification as a REIT under the Internal Revenue Code, we cannot assure you that we will continue to qualify as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification" beginning on page 12 of the accompanying prospectus and "Federal Income Tax Consequences" in this prospectus supplement.

     - Changes in government regulations, tax rates and similar matters. For example, changes in real estate and zoning laws, environmental uncertainties and natural disasters could adversely affect our financial condition and results of operations.

     Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the "Risk Factors" section of this prospectus supplement, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

     The following information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference into the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in this prospectus supplement before making an investment decision to purchase our common stock. All references to "we," "us" or "our company" in this prospectus supplement and the accompanying prospectus mean Agree Realty Corporation and its consolidated subsidiaries, unless otherwise specified. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described herein under "Underwriting."

                                  OUR COMPANY

GENERAL

     Agree Realty Corporation (Company) is a fully-integrated, self-administered and self-managed real estate investment trust (REIT) that focuses primarily on the development, acquisition and ownership of retail properties net leased to national tenants. We were formed in December 1993 to continue and expand the retail business founded in 1971 by our current President and Chairman, Richard Agree. We specialize in building properties for national retailers who have signed long-term net leases prior to commencement of construction. All of our freestanding property tenants and most of our community shopping center tenants have triple-net leases which typically require the tenant to be responsible for property operating expenses including property taxes, insurance and maintenance. We believe that this strategy provides us with a generally consistent source of income and cash for distributions and also provides opportunities for development of additional properties at attractive returns on investment, without the risks associated with speculative development.

     At March 31, 2003, our portfolio consisted of 49 properties, owned either directly or through joint ventures, located in 13 states and contained an aggregate of approximately 3.7 million square feet of gross leasable area. Our portfolio includes 35 freestanding net leased properties and 14 community shopping centers that as of March 31, 2003 were 97% leased with a weighted average lease term of approximately 12.6 years. As of March 31, 2003, approximately 66% of our annualized lease revenue is derived from our top three tenants: Borders Group, Inc. (Borders) -- 30%, Kmart Corporation (Kmart) -- 19% and Walgreen Co. (Walgreen) -- 17%. As of March 31, 2003, approximately 88% of our annualized lease revenue is derived from national tenants.

     We expect to continue to grow our asset base primarily through the development of new retail properties that are pre-leased on a long-term basis to national tenants. Since our initial public offering in 1994, we have developed 27 properties, all of which we continue to own. We developed 30 of our 35 freestanding properties and all 14 of our community shopping centers. Properties we have developed (including our community shopping centers) account for 90.5% of our contractual rent for 2003. We focus on development because we believe it generally provides us a higher return on investment than the acquisition of similarly located properties. We expect to continue to expand our tenant relationships and diversify our tenant base to include other quality national tenants.

GROWTH STRATEGY

     Our growth strategy is to continue to develop retail properties pre-leased on a long-term basis to national tenants. We believe that a development strategy combined with substantial pre-leasing will produce superior risk adjusted returns. To effect this strategy, we first identify a land parcel that we believe is an attractive retail location for one of our tenant relationships. The location must be in a concentrated retail corridor, have high traffic counts, good visibility and demographics compatible with the needs of the particular retail tenant. Then we propose to that tenant that we execute a long-term net lease for the finished development on that site.

     Once the lease is executed, we close on the land and pursue all the necessary approvals to begin development. We direct all aspects of the development, including construction, design, leasing and management. Property management and the majority of the leasing activities are handled directly by our personnel. We believe that this hands-on approach to development and property management enhances our ability to maximize the long-term value of our properties.

FINANCING STRATEGY

     The majority of our indebtedness is fixed rate, non-recourse and long-term in nature. Whenever possible, we use long-term financing for our properties to match the underlying long-term leases. As of March 31, 2003, the average weighted maturity of our long-term debt was 11.4 years. We intend to limit our floating rate debt to borrowings under our credit facilities, which are primarily used to finance new development and acquisitions. Once development of a project is completed, we typically refinance this floating rate debt with long-term, fixed rate, non-recourse debt. We intend to maintain a ratio of total indebtedness (including construction and acquisition financing) to market capitalization of 65% or less.

     We may from time to time re-evaluate our borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, market value of properties, growth and acquisition opportunities and other factors. There is no contractual limit on our ratio of total indebtedness to total market capitalization, and accordingly, we may modify our borrowing policy and may increase or decrease our ratio of debt to market capitalization without stockholder approval.

PROPERTY MANAGEMENT

     We maintain an active leasing and capital improvement program that, combined with the quality and locations of our properties, has made our properties attractive to tenants. We intend to continue to hold our properties for long-term investment and, accordingly, place a strong emphasis on quality construction and an on-going program of regular maintenance. Our properties are designed to require minimal capital improvements other than renovations or expansions paid for by tenants. At our 14 community shopping center properties, we sub-contract on-site functions such as maintenance, landscaping, snow removal, sweeping, plumbing and electrical and, to the extent permitted by the respective leases, our cost of these functions is reimbursed by our tenants. Personnel from our corporate headquarters conduct regular inspections of each property and maintain regular contact with major tenants.

     We have a management information system designed to provide management with the operating data necessary to make informed business decisions on a timely basis. This computer system provides us immediate access to store availability, lease data, tenants' sales history, cash flow budgets and forecasts, and enables us to maximize cash flow from operations and closely monitor corporate expenses.

AGREE LIMITED PARTNERSHIP

     Our assets are held by, and all of our operations are conducted through, Agree Limited Partnership (Operating Partnership), of which we are the sole general partner and held an 86.93% interest as of March 31, 2003. Under the partnership agreement of the Operating Partnership, we, as the sole general partner, have exclusive responsibility and discretion in the management and control of the Operating Partnership.

                              RECENT DEVELOPMENTS

INCREASE IN ANNUAL DIVIDEND

     On June 16, 2003, we announced that we declared our second quarter dividend of $0.485 per share of common stock payable July 15, 2003 to shareholders of record as of June 30, 2003. The dividend represents a $0.005 per share increase over the dividend paid for the first quarter of 2003.

CREDIT FACILITIES

     In the second quarter of 2003, we extended the term of our $5 million line of credit with Standard Federal Bank to April 30, 2004. The line of credit is used by us primarily for working capital and for project start-up costs. As of June 30, 2003, the total outstanding principal balance under the line of credit was $700,000 at an interest rate of 3.5%.

     In addition to our line of credit, we have a $50 million credit facility with Standard Federal Bank, as the agent, with a termination date in August 2003. The credit facility is used to fund property acquisitions and development activities. As of June 30, 2003, the total outstanding principal balance under the credit facility was approximately $37 million at an interest rate of 2.78%. The credit facility has a draw termination date of August 7, 2003 and matures in August 2006. During the three year period between termination and maturity, we will have no further ability to borrow under this facility and we will be required to repay a portion of the unpaid principal on a quarterly basis. We have received a 90-day extension of the August 2003 termination date, during which period we can continue to borrow under the credit facility. We are currently in discussions with our lender regarding the further extension of the termination date, the extension of the maturity date and other terms of the credit facility. There can be no assurance that we will receive the requested extensions or that the terms of the extensions will be acceptable to us.

                                  THE OFFERING

Shares of common stock offered by us........................  1,500,000 shares(1)
Shares of common stock to be outstanding after the
  offering..................................................  5,979,345 shares(2)
New York Stock Exchange Symbol..............................  ADC

---------------

(1) 1,725,000 shares of common stock if the underwriters exercise their over-allotment in full.

(2) 6,204,345 shares of common stock if the underwriters exercise their over-allotment in full. Based on the number of shares of common stock outstanding on March 31, 2003 and does not include (a) 23,275 shares of common stock that may be issued upon the exercise of currently outstanding options granted under our 1994 Stock Incentive Plan (Stock Incentive Plan) at an exercise price of $19.50 per share and (b) 673,547 shares of common stock (subject to ownership limitations in our articles of incorporation) that may be issued upon redemption of common partnership units owned by the limited partners in our Operating Partnership. We may grant awards for an additional 107,315 shares of common stock under our Stock Incentive Plan.

                                USE OF PROCEEDS

     We expect to receive net proceeds of $ million from this offering, after anticipated offering expense costs of approximately $ million (or net proceeds of approximately $ million if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds of this offering to repay part of our outstanding indebtedness under our credit facility and line of credit. The interest rate under our credit facility is a floating rate of LIBOR plus 150 to 213 basis points, which was 2.78% at June 30, 2003. This facility has a termination date in November 2003. The interest rate under our line of credit is our lender's prime rate less 50 basis points, which was 3.5% at June 30, 2003. This line of credit matures in April 30, 2004. The borrowings under our credit facilities were used to fund property acquisitions and development activities. We may later re-borrow available funds under these credit facilities prior to their termination so long as we are not in default and use those funds for general corporate purposes, which may include, among other things, the development or acquisition of new properties as suitable opportunities arise.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The following table shows the high and low sales prices for shares of our common stock for the periods indicated as reported by the New York Stock Exchange and the dividends per share of common stock that we have declared or paid in those periods.

                                                           HIGH       LOW     DIVIDENDS
                                                          -------   -------   ---------
2003
First Quarter...........................................  $20.70    $16.80     $0.48
Second Quarter..........................................  $25.87    $19.24     $0.485
2002
First Quarter...........................................  $18.97    $14.40     $0.46
Second Quarter..........................................  $20.00    $17.41     $0.46
Third Quarter...........................................  $19.98    $15.75     $0.46
Fourth Quarter..........................................  $18.14    $16.20     $0.46
2001
First Quarter...........................................  $17.50    $14.12     $0.46
Second Quarter..........................................  $20.05    $16.20     $0.46
Third Quarter...........................................  $20.60    $17.15     $0.46
Fourth Quarter..........................................  $19.75    $17.85     $0.46

     On      , 2003, the last reported sale price of our common stock was
$     per share.

     We pay regular quarterly dividends on our common stock in amounts determined in the discretion of our Board of Directors. In determining the amount of the dividend, our Board of Directors considers the requirements under the Internal Revenue Code that we pay dividends equal to at least 90% of our taxable income before deductions of dividends paid and excluding net capital gains in order to maintain our status as a REIT for federal income tax purposes, our cash flow from operations, capital expenditures, our financial condition and such other factors that our Board of Directors may deem relevant. Should we issue preferred stock in the future, payments of dividends on our common stock would be subject to any preferential rights which might be provided for under the rights of such preferred stock. During the calendar year 2002, we paid common dividends on our common stock of $1.84 per share, of which 100% was taxable for federal income tax purposes.

     On June 16, 2003, we announced that our Board of Directors had declared a dividend on our common stock for the second quarter of 2003. The dividend was $0.485 per share of common stock which equates to $1.94 per share of common stock on an annualized basis as compared to the actual annual 2002 dividend of $1.84 per share of common stock. These dividends are payable on July 15, 2003 to stockholders of record as of June 30, 2003. Purchasers of our common stock in this offering will not be entitled to receive the dividend payable on July 15, 2003.

     We have not established a minimum dividend payment level. There can be no assurance we will continue to pay dividends on our common stock in the future, or that our future dividend rate will equal or exceed our historical dividend rate. No assurances can be given regarding the portion of future common dividends which may constitute return-of-capital for federal income tax purposes.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2003, and our capitalization as adjusted to give effect to the issuance of 1,500,000 shares of our common stock in connection with this offering at a price of $ per share and the application of the net proceeds from the offering, after deducting the estimated underwriting discount and offering expenses payable by us. The information presented below should be read in conjunction with our balance sheet, and the accompanying note disclosures thereto, which are incorporated by reference to our Form 10-Q for the quarter ended March 31, 2003.

                                                                  MARCH 31, 2003
                                                           -----------------------------
                                                              ACTUAL      AS ADJUSTED(1)
                                                           ------------   --------------
Debt
  Notes Payable(2).......................................  $ 37,658,232    $
  Mortgage Loans.........................................    78,700,752      78,700,752
  Construction Loans.....................................     5,598,863       5,598,863
                                                           ------------    ------------
     Total Debt..........................................   121,957,847
                                                           ------------    ------------
  Minority Interest......................................     5,801,089       5,801,089
                                                           ------------    ------------
Stockholders' equity
  Common stock, $.0001 par value, 20,000,000 authorized,
     4,479,345 shares issued and outstanding; 5,979,345
     shares outstanding as adjusted(3)...................           448             598
Additional paid in capital...............................    65,027,522
Deficit..................................................   (11,041,595)    (11,041,595)
Unearned Compensation -- Restricted Stock................    (1,113,294)     (1,113,294)
                                                           ------------    ------------
     Total Stockholder Equity............................    52,873,081
                                                           ------------    ------------
     Total Capitalization................................  $180,632,017    $180,632,017
                                                           ============    ============

---------------

(1) Reflects the effects of this offering, after deducting estimated underwriting discounts and commissions and estimated expenses, payable by us, and assuming no exercise of the underwriters' over-allotment option to purchase up to an additional 225,000 shares of our common stock.

(2) As adjusted, Notes Payable will be reduced by $       , representing the
    application of the net proceeds of this offering to reduce our borrowings under our credit facility and our line of credit with Standard Federal Bank.

(3) Shares of common stock issued and outstanding and as adjusted excludes 673,547 shares of common stock (subject to ownership limitations our articles of incorporation) which may be issued upon redemption of common partnership units owned by the limited partners of our Operating Partnership, and 23,275 shares of common stock that may be issued upon exercise of currently outstanding options as of March 31, 2003, granted under our Stock Incentive Plan.

                            SELECTED FINANCIAL DATA

     The following table presents certain selected financial data for each of the years ended December 31, 2002, 2001, 2000, 1999 and 1998. The selected financial data are derived from and should be read in conjunction with our audited financial statements and notes thereto, which were audited by BDO Seidman, LLP, our independent auditors, incorporated by reference into this prospectus supplement and the accompanying prospectus. The selected financial data for the quarters ended March 31, 2003 and 2002 are derived from our unaudited financial statements and notes thereto incorporated by reference to this prospectus supplement and the accompanying prospectus. The following selected financial data should be read in conjunction with our financial statements and the notes thereto and the information under "Management's Discussion and Analysis of Financial condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Form 10-Q for the quarter ended March 31, 2003, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

                            SELECTED FINANCIAL DATA

                              THREE MONTHS   THREE MONTHS
                                 ENDED          ENDED        YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                               MARCH 31,      MARCH 31,     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                  2003           2002           2002           2001           2000           1999           1998
                              ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                     (IN THOUSANDS, EXCEPT NUMBER OF PROPERTIES, PERCENTAGE LEASED AND PER SHARE INFORMATION)
OPERATING DATA
Total Revenue...............    $  7,019       $  6,169       $ 25,824       $ 24,629       $ 23,730       $ 21,931       $ 19,674
                                --------       --------       --------       --------       --------       --------       --------
Expenses
  Property expense(1).......       1,353          1,174          4,252          3,925          3,775          3,512          3,050
  General and
    administrative..........         557            475          2,012          1,756          1,557          1,425          1,170
  Interest..................       1,584          1,478          6,196          6,720          7,045          5,771          5,231
  Depreciation and
    amortization............       1,063            979          3,938          3,845          3,689          3,436          3,073
                                --------       --------       --------       --------       --------       --------       --------
    Total Expenses..........       4,557          4,106         16,398         16,246         16,066         14,144         12,524
                                --------       --------       --------       --------       --------       --------       --------
Other Income(2).............         119            174            674            913            522             69            168
                                --------       --------       --------       --------       --------       --------       --------
Income before extraordinary
  item and minority
  interest..................       2,581          2,237         10,100          9,296          8,186          7,856          7,318
Extraordinary Item -- Early
  Extinguishment of Debt....          --             --             --             --             --             --           (319)
                                --------       --------       --------       --------       --------       --------       --------
Income before Minority
  Interest..................       2,581          2,237         10,100          9,296          8,186          7,856          6,999
Minority Interest...........         337            295          1,328          1,230          1,088          1,050            912
                                --------       --------       --------       --------       --------       --------       --------
Net Income..................    $  2,244       $  1,942       $  8,772       $  8,066       $  7,098       $  6,806       $  6,087
                                ========       ========       ========       ========       ========       ========       ========
Number of Properties........          49             48             48             47             45             42             39
                                ========       ========       ========       ========       ========       ========       ========
Number of Square Feet.......       3,712          3,570          3,699          3,556          3,526          3,468          3,411
Percentage Leased...........          97%            99%            99%            99%            96%            97%            97%
PER SHARE DATA
Net income(3)...............    $   0.50       $   0.44       $   1.97       $   1.83       $   1.61       $   1.56       $   1.40
                                ========       ========       ========       ========       ========       ========       ========
Cash dividends..............    $   0.48       $   0.46       $   1.84       $   1.84       $   1.84       $   1.84       $   1.84
                                ========       ========       ========       ========       ========       ========       ========
Weighted average of common
  shares outstanding........       4,479          4,446          4,447          4,417          4,396          4,365          4,346
                                ========       ========       ========       ========       ========       ========       ========
BALANCE SHEET DATA
Real Estate (before
  accumulated
  depreciation).............    $219,596       $197,294       $210,986       $196,486       $191,048       $179,858       $166,921
Total Assets................    $184,285       $166,162       $178,162       $167,511       $166,052       $158,196       $149,648
Total debt, including
  accrued interest..........    $122,204       $105,214       $115,534       $105,946       $104,407       $ 95,762       $ 85,650

---------------

(1) Property expense includes real estate taxes, property maintenance, insurance, utilities and land lease expense.

(2) Other income is composed of development fee income, gain on land sales, and equity in net income of unconsolidated entities.

(3) Net income per share has been computed by dividing the net income by the weighted average number of shares of Common Stock outstanding. The per share amounts are presented in accordance with SFAS No. 128 "Earnings per share." The Company's basic and diluted earnings per share are the same.

                                  RISK FACTORS

GENERAL

     We rely significantly on three major tenants. As of March 31, 2003, we derived approximately 66% of our annualized base rent from three major tenants, Borders, Kmart and Walgreen. In the event of a default by any of these tenants under their leases, we may experience delays in enforcing our rights as lessor and may incur substantial costs in protecting our investment. The bankruptcy or insolvency of any of the major tenants would be likely to have a material adverse effect on the properties affected and the income produced by those properties and correspondingly our ability to pay dividends.

     In the event that certain tenants cease to occupy a property, although under most circumstances such a tenant would remain liable for its lease payments, such an action may result in certain other tenants having the right to terminate their leases at the affected property, which could adversely affect the future income from that property. As of March 31, 2003, 14 of our properties had tenants with those provisions in their leases. The aggregate base rental income attributable to these tenants was approximately $1.9 million for 2002.

     We could be adversely affected by a tenant's bankruptcy. If a tenant becomes bankrupt or insolvent, that could diminish the income we expect from that tenant's leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent we are owed under the leases. In addition, any claim we have for unpaid past rent would likely not be paid in full. One of our major tenants, Kmart, recently emerged from bankruptcy. As part of their plan of reorganization, Kmart terminated one of our leases and modified two other leases. See "Properties -- Major Tenants." We cannot predict what effect a future Kmart bankruptcy or the bankruptcy of any other major tenant will have on us. A failure by Kmart to successfully implement its reorganization plan or to continue as a going concern could result in Kmart's inability to maintain its lease payments to us or to attempt to renegotiate or terminate its leases.

     Risks involved in single tenant leases. We focus our development activities on net leased real estate or interests therein. Because our properties are generally leased to single tenants, the financial failure of or other default by a tenant resulting in the termination of a lease is likely to cause a significant reduction in our operating cash flow and might decrease the value of the property leased to such tenant.

     Risks associated with borrowing, including loss of properties in the event of a foreclosure. At March 31, 2003, our ratio of total indebtedness to market capitalization was approximately 54.8%. The use of leverage presents an additional element of risk in the event that (1) the cash flow from lease payments on our properties is insufficient to meet debt obligations, (2) we are unable to refinance our debt obligations as necessary or on favorable terms or
(3) there is an increase in interest rates. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the property could be foreclosed upon with a consequent loss of income and asset value to us. Under the "cross-default" provisions contained in mortgages encumbering some of our properties, our default under a mortgage with a lender would result in our default under mortgages held by the same lender on other properties resulting in multiple foreclosures.

     Risks associated with our development and acquisition activities. We intend to continue development of new properties and to consider possible acquisitions of existing properties. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, risks that the properties will not achieve anticipated occupancy levels or sustain anticipated rent levels, and new project commencement risks such as receipt of zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion. In addition, we anticipate that our new development will be financed under lines of credit or other forms of construction financing that will result in a risk that permanent financing on newly developed projects might not be available or would be available only on disadvantageous terms. In addition, the fact that we must distribute 90% of our taxable income in order to maintain our qualification as a REIT will limit our ability to rely upon income from operations or cash flow from operations to finance new development or acquisitions. As a result, if permanent debt or equity financing was not available on acceptable terms to refinance new development or acquisitions undertaken without permanent financing, further development activities or acquisitions might be curtailed or cash available for distribution might be adversely affected. Acquisitions entail risks that investments will fail to perform in accordance with expectations and that judgments with respect to the costs of improvements to bring an acquired property up to standards established for the market position intended for that property will prove inaccurate, as well as general investment risks associated with any new real estate investment.

     Our portfolio has limited geographic diversification. Our properties are located primarily in the Midwestern United States and Florida. The concentration of our properties in a limited number of geographic regions creates the risk that, should these regions experience an economic downturn, our operations may be adversely affected. For example, 24 of our properties are located in Michigan. Should Michigan experience an economic downturn, our operations and our rentals from our Michigan properties could be adversely affected.

     Dependence on key personnel. We are dependent on the efforts of our executive officers and directors. The loss of one or more of our executive officers or directors would likely have a material adverse effect on our future development or acquisition operations, which could adversely affect the market price of our common stock. We do not presently have key-man life insurance for any of our employees.

     We are not limited by our organization documents as to the amount of debt we may incur. We intend to maintain a ratio of total indebtedness (including construction or acquisition financing) to market capitalization of 65% or less. Nevertheless, we may operate with debt levels which are in excess of 65% of market capitalization for extended periods of time. Our organization documents contain no limitation on the amount or percentage of indebtedness which we may incur. Therefore, our board of directors, without a vote of the stockholders, could alter the general policy on borrowings at any time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to pay dividends to our stockholders, and could result in an increased risk of default on our obligations.

     We can change our investment and financing policies without stockholder approval. Our investment and financing policies, and our policies with respect to certain other activities, including our growth, debt capitalization, dividends, REIT status and investment and operating policies, are determined by our Board of Directors. Although we have no present intention to do so, these policies may be amended or revised from time to time at the discretion of our Board of Directors without a vote of our stockholders.

     Competition. We face competition in seeking properties for acquisition and tenants who will lease space in these properties from insurance companies, credit companies, pension funds, private individuals, investment companies and other REITs, many of which have greater financial and other resources than we do. There can be no assurance that we will be able to successfully compete with such entities in our development, acquisition and leasing activities in the future.

RISKS THAT MAY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     We cannot assure you we will continue paying dividends at historical rates. Our ability to continue paying dividends on our common stock at historical rates, or to increase our common stock dividend rate, will depend on a number of factors, including our financial condition and results of future operations, the performance of lease terms of tenants, provisions in our secured loan covenants, and our ability to acquire, finance and lease additional properties at attractive rates. If we do not maintain or increase the dividend rate on our common stock, that could have an adverse effect on the market price of our common stock. Additionally, payment of dividends on our common stock may be subject to payment in full of the dividends on any preferred stock and payment of interest on any debt securities we may have outstanding in the future.

     Market interest rates may have an effect on the value of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend rate as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend rate on our common stock or seek securities paying higher dividends.

     Changes in the tax laws could make investments in REITs less attractive. The federal income tax laws governing REITs and the administrative interpretations of those laws may be amended or changed at any time. Any of those new laws or interpretations may take effect retroactively and could adversely affect us or you as a stockholder. The recently enacted Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the maximum tax rate on both dividends and long-term capital gains for individuals to 15% until 2008. This reduced tax rate generally does not apply to REIT dividends of ordinary income. This legislation could cause shares in non-REIT corporations to be a more attractive investment to individual investors than they have been, and could have an adverse effect on the market price of shares of our common stock.

     The market prices for our common stock may be affected by perceptions about the financial health or share value of our tenants or the performance of REIT stocks generally. To the extent any of our tenants or other comparable retailers report losses or slower earnings growth or enter bankruptcy proceedings, the market price for our common stock could be adversely affected. The market price for our common stock could also be affected by any weakness in retailer stocks or REIT stocks generally.

     Uncertainties relating to lease renewals and re-letting of space. We are subject to the risks that, upon expiration of leases for space located in our properties, the premises may not be re-let or the terms of re-letting (including the cost of concessions to tenants) may be less favorable than current lease terms. If we are unable to re-let promptly all or a substantial portion of our retailers or if the rental rates upon such re-letting were significantly lower than expected rates, our net income and ability to make expected distributions to stockholders would be adversely affected. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases.

     We must obtain new financing in order to grow. As a REIT, we are required to distribute at least 90% of our net income to stockholders in the form of dividends. This means we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our real estate portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets, conditions in the retail industry and the performance of REITs generally. We continually consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us, nor that our common share price will increase or remain at a level that will permit us to continue to raise equity capital privately or publicly.

     Right to Issue Preferred Stock. Although we do not currently have any outstanding shares of preferred stock, our Board of Directors has the power to issue shares of preferred stock with rights, preferences and designations as determined by our Board of Directors. Our Board of Directors may issue classes or series of preferred stock without the consent of our common stockholders which may have senior rights with respect to dividends and upon liquidation to the rights of our common stockholders.

RISKS ASSOCIATED WITH INVESTMENT IN REAL ESTATE

     There are risks associated with owning and leasing real estate. Although our lease terms obligate the tenants to bear substantially all of the costs of operating our properties, investing in real estate involves a number of risks, including:

     - The risk that tenants will not perform under their leases, reducing our income from the leases or requiring us to assume the cost of performing obligations (such as taxes, insurance and maintenance) that are the tenant's responsibility under the lease.

     - The risk that changes in economic conditions or real estate markets may adversely affect the value of our properties.

     - The risk that local conditions (such as oversupply of similar properties) could adversely affect the value of our properties.

     - The risk that we may not always be able to lease properties at favorable rental rates.

     - The risk that we may not always be able to sell a property when we desire to do so at a favorable price.

     - The risk of changes in tax, zoning or other laws could make properties less attractive or less profitable.

If a tenant fails to perform its lease covenants, that would not excuse us from meeting any mortgage debt obligation secured by the property and could require us to fund reserves in favor of our mortgage lenders, thereby reducing funds available for payment of dividends on our shares of common stock. We cannot be assured that tenants will elect to renew their leases when the terms expire. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another tenant with comparable structural needs, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property.

     Some potential losses are not covered by insurance. Our leases require the tenants to carry comprehensive liability, casualty, workers' compensation, extended coverage and rental loss insurance on our properties. However, there are some types of losses, such as terrorist acts or catastrophic acts of nature, for which we or our tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property.

     Failure to comply with the Americans with Disabilities Act and other laws could result in substantial costs. Our properties must comply with the Americans with Disabilities Act (ADA). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our leases require the tenants to comply with the ADA. However, if a tenant were to fail to comply with the ADA, as the owner of the property, we could be subject to liability (including fines, damage awards as well as capital expenditures to remedy noncompliance).

     Our properties are also subject to various other federal, state and local regulatory requirements. We do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants, if tenants fail to perform these obligations, we may be required to do so.

     Potential liability for environmental contamination could result in substantial costs. Under federal, state and local environmental laws, we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our stockholders. This potential liability results from the fact that:

     - As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination.

     - The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination.

     - Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs.

     - Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against, sell or lease an affected property. In addition, some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination.

     Our leases require our tenants to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. However, we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations, require us to fund environmental indemnities in favor of our secured lenders and reduce our ability to service our secured debt and pay dividends to stockholders and any debt security interest payments. Environmental problems at any properties could also put us in default under loans secured by those properties, as well as loans secured by unaffected properties.

     Real estate investments are relatively illiquid. We may desire to sell a property in the future because of changes in market conditions or poor tenant performance or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet secured debt obligations or to avoid a secured debt loan default. Real estate projects cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it.

TAX RISKS

     We will be subject to increased taxation if we fail to qualify as a REIT for federal income tax purposes. A REIT generally is not taxed at the corporate level on income it distributes to its stockholders, as long as it distributes annually at least 90% of its taxable income to its stockholders. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service that we qualify as a REIT. We have, however, received an opinion from our tax counsel, Locke Liddell & Sapp LLP, that our ownership, operations and assets permit us to qualify as a REIT.

     You should be aware that opinions of counsel are not binding on the Internal Revenue Service or on any court. Furthermore, the conclusions stated in the opinion are conditioned on, and our continued qualification as a REIT will depend on, our management meeting various requirements, which are discussed in more detail under the heading "Federal Income Tax Considerations" in the accompanying prospectus and "Federal Income Tax Consequences" in this prospectus supplement.

     If we fail to qualify as a REIT we will face tax consequences that will substantially reduce the funds available for payment of dividends:

     - We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates.

     - We could be subject to the federal alternative minimum tax and possibly increased state and local taxes.

     - Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends (other than any mandatory dividends on any preferred shares we may offer). As a result of these factors, our failure to qualify as a REIT could adversely effect the market price for our common stock.

     Excessive non-real estate asset values may jeopardize our REIT status. In order to qualify as a REIT, at least 75% of the value of our assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents, and government securities. Therefore, the value of any property that is not considered a real estate asset for federal income tax purposes must represent in the aggregate less than 25% of our total assets. In addition, under federal income tax law, we may not own securities in any one company (other than a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary) which represent in excess of 10% of the voting securities or 10% of the value of all securities of any one company, or which have, in the aggregate, a value in excess of 5% of our total assets, and we may not own securities of one or more taxable REIT subsidiaries which have, in the aggregate, a value in excess of 20% of our total assets. We may invest in securities of another REIT, and our investment may represent in excess of 10% of the voting securities or 10% of the value of the securities of the other REIT. If the other REIT were to lose its REIT status during a taxable year in which our investment represented in excess of 10% of the voting securities or 10% of the value of the securities of the other REIT as of the close of a calendar quarter, we will lose our REIT status.

     The 25%, 20%, 10% and 5% tests are determined at the end of each calendar quarter. If we fail to meet any such test at the end of any calendar quarter, unless certain relief provisions apply, we will cease to qualify as a REIT.

     We may have to borrow funds or sell assets to meet our distribution requirements. Subject to some adjustments that are unique to REITs, a REIT generally must distribute 90% of its taxable income. For the purpose of determining taxable income, we may be required to accrue interest, rent and other items treated as earned for tax purposes but that we have not yet received. In addition, we may be required not to accrue as expenses for tax purposes some items which actually have been paid, including, for example, payments of principal on our debt, or some of our deductions might be disallowed by the Internal Revenue Service. As a result, we could have taxable income in excess of cash available for distribution. If this occurs, we may have to borrow funds or liquidate some of our assets in order to meet the distribution requirement applicable to a REIT.

     Ownership limits may discourage a change in control. For the purpose of protecting our REIT status, our articles of incorporation generally limit the ownership by any single stockholder of any class of our capital stock, including common stock, to 9.8% of the outstanding shares of that class. Our articles of incorporation also prohibit anyone from buying shares if the purchase would result in our losing our REIT status. For example, we would lose our REIT status if we had fewer than 100 different stockholders or if five or fewer stockholders, applying certain broad attribution rules of the Internal Revenue Code, owned 50% or more of the common stock. These restrictions may discourage a change in control, deter any attractive tender offers for our common stock or limit the opportunity for you or other stockholders to receive a premium for your common stock in the event a stockholder is making purchases of shares of common stock in order to acquire a block of shares.

     We have adopted certain anti-takeover measures. Our articles of incorporation and bylaws contain provisions that could make it more difficult for a party to make a tender offer for our common stock or complete a takeover of us which is not approved by our Board of Directors. These provisions include:

     - A staggered Board of Directors so that it would take three successive annual meetings to replace all of our directors;

     - Authority of the Board of Directors to issue, without stockholder approval, our preferred stock on the terms as our Board of Directors may determine;

     - Limitations on the ability of stockholders to remove directors; and

     - Limitations on the beneficial ownership of common stock.

     Maryland law also contains provisions that restrict business combinations and control share acquisitions not approved by our Board of Directors. We have also adopted a shareholders rights plan, which is discussed below in "Additional Description of Our Shares." These provisions could discourage a third party from making an acquisition proposal for us and prevent a change in our control.

     We may be subject to other tax liabilities. Even if we qualify as a REIT, we may be subject to some federal, state and local taxes on our income and property that could reduce operating cash flow.

     Changes in tax laws may prevent us from qualifying as a REIT. As we have previously described, we intend to qualify as a REIT for federal income tax purposes. However, this intended qualification is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect our status as a REIT. If there is a change in the tax laws that prevents us from qualifying as a REIT or that requires REITs generally to pay corporate level income taxes, we may not be able to make the same level of distributions to our stockholders.

                                   MANAGEMENT

     Our executive officers and directors are as follows:

NAME                                               POSITION WITH THE COMPANY
----                                               -------------------------
Richard Agree........................  President and Chairman of the Board of Directors**
Kenneth R. Howe......................  Vice President, Finance and Secretary
Bruce J. Schaefer....................  Vice President, Leasing
David J. Prueter.....................  Vice President
Nicholas Coburn......................  Vice President
Gene Silverman.......................  Director***
Farris G. Kalil......................  Director***
Ellis G. Wachs.......................  Director*
Michael Rotchford....................  Director**

---------------

  * Term as director expires 2004

 ** Term as director expires 2005

*** Term as director expires 2006

     Richard Agree, 59, has been our President and Chairman of the Board of Directors since December 1993. Prior thereto, he worked as managing partner of the general partnerships which held our properties prior to the formation of the Company and the initial public offering and was President of the predecessor company since 1971. Mr. Agree has managed and overseen the development of over 5,000,000 square feet of anchored shopping center space during the past 31 years. He is a graduate of the Detroit College of Law and a member of the State Bar of Michigan and the International Council of Shopping Centers.

     Kenneth R. Howe, 54, has been our Vice President, Finance since June 1994 and our Secretary since November 1993. Prior to being appointed as Vice President, Finance, Mr. Howe served as our Chief Financial Officer since November 1993. From 1989 to April 1994 he was Controller of Agree Development Company, a predecessor of the Company. From 1984 to 1989, he was a partner in Straka, Jarackas and Company, a public accounting firm with which he was employed since 1974. He is a graduate of Western Michigan University and a certified public accountant.

     Bruce J. Schaefer, 59, has been our Vice President, Leasing since January 1, 1998. Prior to being appointed to this position, Mr. Schaefer had directed our leasing activities since April 1994. From 1988 to April 1994 he coordinated all leasing activities for Agree Development Company.

     David J. Prueter, 47, has been our Vice President since January 10, 2000. From 1997 until joining us, Mr. Prueter was Director of U.S. Real Estate for Borders. Prior to joining Borders Mr. Prueter served as the Senior Manager of Real Estate Operations for the Kroger Co. Mr. Prueter is a state committee member of the Michigan chapter of the International Council of Shopping Centers, holds a MCR from NACORE and is a graduate of Western Michigan University.

     Nicholas Coburn, 31, has been our Vice President since January 17, 2001. Prior to being appointed to this position, Mr. Coburn had directed our development activities since December 1997. From 1996 until joining us Mr. Coburn was employed at Lewiston-Smith Realty Company. Mr. Coburn is a member of the State Bar of Michigan and the American Society of Civil Engineers. He holds a J.D. from the University of Detroit School of Law and a B.S. in Civil Engineering from the University of Colorado.

     Gene Silverman, 69, has been a director of the Company since April 1994. Mr. Silverman has been a consultant to the entertainment industry since 1996. From July 1993 until his retirement in December 1995, Mr. Silverman served as the President and Chief Executive Officer of Polygram Video, USA, a division of Polygram N.V., a New York Stock Exchange listed company. Prior to that, he was Senior Vice President of sales at Orion Home Video from 1987 through 1992. In 1979 Mr. Silverman founded the Detroit-based distribution company named Video Trend, Inc. In addition he owned and operated Music Trend, Inc. and Merit Music Distribution, Inc. in Detroit.

     Farris G. Kalil, 64, has been a director of the Company since December 1993. Mr. Kalil has been a financial consultant since June 1999. From November 1996 until his retirement in May 1999 Mr. Kalil served as Director of Business Development for the Commercial Lending Division of Michigan National Bank, a national banking institution. From May 1994 to November 1996, Mr. Kalil served as a Senior Vice President for Commercial Lending at First of America
Bank -- Southeast Michigan, N.A. Prior to that, Mr. Kalil served as a Senior Vice President of Michigan National Bank where he headed the Commercial Real Estate Division, Corporate Special Loans, Real Estate Asset Management/Real Estate Owned Group, and the Government Insured Multi-Family Department. He had been with Michigan National Corporation since 1960. Mr. Kalil received his B.S. from Wayne State University and continued his education at the Northwestern University School of Mortgage Banking.

     Ellis G. Wachs, 73, has been a director of the Company since 1993. Mr. Wachs is one of the four founders of Charming Shoppes, Inc. where, for a forty year period ending in 1991, he held various positions, including Executive Vice President, with various responsibilities including merchandise acquisition, real estate leasing and site location. Since 1991 he has served as a consultant to Charming Shoppes, Inc. and he currently is a real estate investor. He is a graduate of the University of Illinois and a board member of the Philadelphia Free Library.

     Michael Rotchford, 44, has been a director of the Company since December 1993. He is a Senior Managing Director for Cushman & Wakefield, Inc., a company specializing in real estate services. Prior to joining Cushman & Wakefield in 2000 he served as Managing Director of The Saratoga Group, an investment banking organization specializing in tax and asset-based financing. Mr. Rotchford had been with The Saratoga Group since 1991. Prior to 1991, Mr. Rotchford was a Director in the investment banking division of Merrill Lynch & Co. where he managed the commercial mortgage placement group. Mr. Rotchford holds a bachelor's degree, with high honors, from the State University of New York at Albany. He is also a licensed real estate broker.

EMPLOYMENT AGREEMENTS

     Our current employment agreements with Mr. Agree and Mr. Howe became effective on July 1, 1999. Mr. Prueter's employment agreement became effective on January 10, 2000. Mr. Schaefer and Mr. Coburn do not have employment contracts with us. Mr. Agree's employment agreement, pursuant to which he serves as our Chairman of the Board of Directors and President, has a five-year term. Under his employment agreement, Mr. Agree receives an annual base salary of $189,000, subject to annual increases at the discretion of the Executive Compensation Committee of the Board of Directors (Executive Compensation Committee), and is entitled to participate in the Stock Incentive Plan and all other benefit programs generally available to our executive officers.

     If we terminate Mr. Agree's employment without cause (as defined below), he is entitled to receive a payment equal to his annual salary (at the then applicable rate) and has the right to continue to participate in all benefit plans made generally available by us to our executives during the agreement's initial term.

     If a change-in-control (as defined in the employment agreement) occurs prior to the expiration of Mr. Agree's employment agreement and within three years after the change-in-control of the Company Mr. Agree is terminated by us, Mr. Agree is entitled to be paid the greater of three times his then compensation, or his compensation to be paid over the remaining life of the employment agreement.

     We may terminate Mr. Agree's agreement for "cause" which is defined to include (1) willful failure or refusal to perform specific reasonable written directives of the Board of Directors; (2) conviction of a felony; (3) dishonesty involving the Company which results in an unjust gain or enrichment at our expense; (4) moral turpitude which adversely affects our business; or (5) a material breach of the non-competition section of the employment agreement. In the event of Mr. Agree's termination for cause he will forfeit his right to any and all benefits entitled to be received pursuant to his employment agreement (other than any previously vested benefits) following the date of termination. Mr. Agree's agreement may also be terminated if Mr. Agree dies or becomes disabled (as defined in the agreement). In the event of termination of the agreement because of Mr. Agree's death or disability, Mr. Agree (or his estate) shall receive for the longer of (1) the remainder of the calendar year; or (2) six months, Mr. Agree's salary in effect at the date of his death or disability.

     The employment agreement with Mr. Howe, pursuant to which he serves as our Chief Financial Officer and Secretary, is identical to Mr. Agree's employment agreement, except that Mr. Howe's agreement provides for an annual base salary of $126,000.

     The employment agreement with Mr. Prueter, pursuant to which he serves as a Vice President, is also identical to Mr. Agree's employment agreement, except that Mr. Prueter's agreement provides for an annual base salary of $168,000. The agreement also entitles Mr. Prueter to receive as an additional bonus of 2,500 shares of restricted stock each year.

STOCK INCENTIVE PLAN

     The Executive Compensation Committee is responsible for administering the Stock Incentive Plan, which includes determining the individuals to be granted stock option awards or restricted stock grants and defining the terms of such awards, including the number of shares, exercise price, vesting schedule and expiration date.

     The purpose of the Stock Incentive Plan is to provide compensation to persons whose services are considered essential to the Company. By linking this compensation to the market performance of the common stock and the growth in funds from operations we intend to provide an additional incentive for officers and key employees to enhance the value and success of the Company and align the long-term interests of the officers and key employees with our interests.

     The Executive Compensation Committee uses a subjective evaluation process to determine whether an officer or key employee should receive a stock option grant or receive a restricted stock award and the number of shares to be granted or awarded to such officer or key employee. It has not set specific objective goals or standards that an officer or key employee must meet to receive a stock option or restricted stock award. The factors considered by the Executive Compensation Committee include our general performance, the position, level and scope of responsibility of the respective officer or key employee and the officer's or key employee's anticipated performance and contributions to the achievement of our long-term goals.

     In January 2001, the Executive Compensation Committee awarded Messrs. Agree, Howe, Schaefer, Prueter and Coburn 7,200, 4,000, 2,500, 2,500 and 3,000 shares of restricted stock, respectively. In January 2002, the Executive Compensation Committee awarded Messrs. Agree, Howe, Schaefer, Prueter and Coburn 8,000, 4,500, 2,500, 2,500 and 3,500 shares of restricted stock, respectively. The Executive Compensation Committee did not grant any options to purchase shares of common stock in either 2002 or 2001. In January 2003, the Executive Compensation Committee awarded Messrs. Agree, Howe, Schaefer, Prueter and Coburn 10,000, 5,000, 2,500, 2,500 and 3,500 shares, respectively. The restricted stock awards vest over five years, with 20% vesting on each anniversary of the date of grant.

                           OUR PROPERTIES AND TENANTS

     Our properties consist of 35 freestanding net leased properties and 14 community shopping centers, that as of March 31, 2003 were 97% leased, with a weighted average lease term of 12.6 years. Approximately 88% of our base rental income was attributable to national retailers. Among these retailers are Borders, Kmart and Walgreen which, at March 31, 2003, collectively represented approximately 66% of current base rental income. A majority of our properties were built for or are leased to national tenants who require a high quality location with strong retail characteristics. We developed 30 of our 35 freestanding properties and all 14 of our community shopping centers. Five of our freestanding properties, although not built by us, were acquired as part of our relationship with Borders. Properties we have developed (including our community shopping centers) account for 90.5% of our contractual rent for 2003. Our 35 freestanding properties are comprised of 34 retail locations and Borders' corporate headquarters.

     A substantial portion of our income consists of rent received under net leases. Most of the leases provide for the payment of fixed base rentals monthly in advance and for the payment by tenants of a pro rata share of the real estate taxes, insurance, utilities and common area maintenance of the shopping center as well as payment to us of a percentage of the tenant's sales. We received percentage rents of $41,409 for the first quarter of 2003 and $247,994 and $413,058 for the fiscal years 2002 and 2001, respectively, and these amounts represented 0.6%, 1.0% and 1.7%, respectively, of our total revenue for these periods. Included in those amounts were percentage rents from Kmart of $162,419 and $235,894 for the fiscal years 2002 and 2001, respectively. Leases with Borders do not contain percentage rent provisions. Leases with Walgreen do contain percentage rent provisions; however, no percentage rent was received from Walgreen during these periods. Some of our leases require us to make roof and structural repairs, as needed.

MAJOR TENANTS

     The following table sets forth certain information with respect to our major tenants:

                                                       ANNUALIZED BASE      PERCENT OF TOTAL
                                            NUMBER       RENT AS OF      ANNUALIZED BASE RENT AS
                                           OF LEASES   MARCH 31, 2003       OF MARCH 31, 2003
                                           ---------   ---------------   -----------------------
Borders..................................     18         $ 7,600,588(1)            30%
Kmart....................................     15           4,713,035               19
Walgreen.................................     12           4,455,806               17
                                              --         -----------               --
     Total...............................     45         $16,769,429               66%
                                              ==         ===========               ==

---------------

(1) Includes our percentage of base rent for each of the joint venture properties.

     Borders Group, Inc., (Borders), is a FORTUNE 500 company that trades on the New York Stock Exchange under the symbol "BGP." Borders is a leading global retailer of books, music, movies and other information and entertainment items. Headquartered in Ann Arbor, Michigan Borders, operates over 400 Borders Books and Music stores in the United States, as well as 29 international Borders stores, approximately 800 Waldenbooks locations and 37 United Kingdom based Books etc. stores. Borders employs more than 32,000 people worldwide. We derived approximately 28% of our base rental income for the year ended December 31, 2002 from, and approximately 34% of our future minimum rentals are attributable to, Borders. Borders has reported that its annual revenues for its 2002 fiscal year ended January 26, 2003 were $3,513,000,000 and its annual net income for 2002 was $111,700,000 and that it had total stockholders' equity of $1,030,600,000.

     Fifteen of our properties are anchored by Kmart, a retailer that operates over 1,500 stores following its emergence from bankruptcy proceedings in May 2003. Kmart's principal business is general merchandise retailing through a chain of department stores. We derived approximately 20% of our base rental income for the year ended December 31, 2002 from, and approximately 18% of our future minimum rentals are attributable to, Kmart. In connection with its emergence from bankruptcy proceedings, Kmart was relieved of $7,969,000,000 of liabilities. As of April 30, 2003, Kmart had total liabilities of $4,947,000,000 and shareholders' equity of $1,712,000,000. All of our Kmart properties are in the "Big K" format and these Kmart properties average 85,000 square feet per property. All of our leases with Kmart other than the lease relating to our Lakeland, Florida property were reaffirmed by Kmart.

     Walgreen is a leader of the U.S. chain drugstore industry and trades on the New York Stock Exchange under the symbol "WAG." It operates over 3,950 stores in 43 states and Puerto Rico and total assets of approximately $9.8 billion as of August 31, 2002. As of July 9, 2003, Walgreen had a Standard and Poor's rating of A+ and a Moody's rating of Aa3. We derived approximately 17% of our base rental income for the year ended December 31, 2002 from, and approximately 25% of our future minimum rentals are attributable to, Walgreen. For its fiscal year ended August 31, 2002, Walgreen reported that its annual net sales were $26,681,100,000 and its annual net income was $1,019,200,000 and that it had shareholders' equity of $6,230,200,000.

     In May 2003, Kmart emerged from the bankruptcy proceeding which it had initiated in January, 2002. Pursuant to the confirmed plan of reorganization, Kmart closed a number of its stores, including one of which that was located on our property in Lakeland, Florida. Kmart vacated the premises in Lakeland, Florida in April of 2003 and we are actively marketing the space formerly occupied by Kmart. Our annual rent from this property was approximately $480,000 and Kmart's annual contribution under the lease for real estate taxes, insurance and common area maintenance was approximately $110,000. Certain tenants in the Lakeland, Florida community shopping center have co-tenancy clauses in their leases which provide either for modification of their rent to be based on gross sales or an option to terminate their lease when the Kmart store closes, if we are unable to obtain a replacement anchor tenant. As of the date of this prospectus supplement, none of these tenants have indicated that they will exercise their option to terminate their leases with us. We believe it will take between six to 12 months to re-let the Kmart location. In connection with the re-letting the Kmart location, we may have to agree to make capital expenditures with respect to the property. In addition, we have agreed to rent reductions aggregating $300,000 per year under two other Kmart leases, for the stores in Perrysburg, Ohio and Winter Garden, Florida. In both cases, the rent reductions are for a 5-year periods.

     The financial information set forth above with respect to Borders, Walgreen and Kmart was derived from the annual reports on Form 10-K filed by Borders and Walgreen with the SEC with respect to their 2002 fiscal years and the quarterly report on Form 10-Q filed by Kmart with the SEC with respect to the first quarter of 2003. Additional information regarding Borders, Walgreen or Kmart may be found in their respective public filings. These filings can be accessed on the SEC's website at www.sec.gov.

  LOCATION OF PROPERTIES IN THE PORTFOLIO

                                                                        TOTAL GROSS      PERCENT OF
                                                          NUMBER OF    LEASABLE AREA   GLA LEASED ON
STATE                                                     PROPERTIES    (SQ. FEET)     MARCH 31, 2003
-----                                                     ----------   -------------   --------------
California..............................................       1            38,015          100%
Florida.................................................       5(1)        492,305           82(2)
Indiana.................................................       1            15,844          100
Illinois................................................       1            20,000          100
Kansas..................................................       2            45,000          100
Kentucky................................................       1           135,009          100
Maryland................................................       2            53,000          100
Michigan................................................      24(1)      2,090,426           99
Nebraska................................................       2            55,000          100
Ohio....................................................       2           108,543          100
Oklahoma................................................       4(1)         99,282          100
Pennsylvania............................................       1            37,004          100
Wisconsin...............................................       3           523,036           99
                                                              --         ---------          ---
     Total/Average......................................      49         3,712,464           97%
                                                              ==         =========          ===

---------------

(1) Includes joint venture properties in which we own interests ranging from 11% to 15%

(2) This figure includes the space in our Lakeland, Florida property vacated by Kmart.

LEASE EXPIRATIONS

     The following table shows lease expirations for the next 10 years for our community shopping centers and wholly-owned freestanding properties, assuming that none of the tenants exercise renewal options.

                                                                      MARCH 31, 2003
                                                       ---------------------------------------------
                                                       GROSS LEASABLE AREA     ANNUALIZED BASE RENT
                                            NUMBER     --------------------   ----------------------
               EXPIRATION                  OF LEASES    SQUARE     PERCENT                  PERCENT
                  YEAR                     EXPIRING     FOOTAGE    OF TOTAL     AMOUNT      OF TOTAL
               ----------                  ---------   ---------   --------   -----------   --------
2003.....................................       8         23,436      0.6%    $   152,584      0.6%
2004.....................................      15(1)      65,623      1.8%        521,242      2.1%
2005.....................................      24        175,267      4.7%      1,012,674      4.0%
2006.....................................      32        160,524      4.3%      1,311,081      5.2%
2007.....................................      11         54,330      1.5%        392,809      1.5%
2008.....................................      21        386,838     10.4%      1,486,808      5.8%
2009.....................................       2        142,790      3.9%        542,414      2.1%
2010.....................................       5        206,735      5.6%      1,176,729      4.6%
2011.....................................       7        182,903      4.9%      1,201,938      4.7%
2012.....................................       1         50,000      1.3%         56,250      0.2%
2013.....................................       2        138,344      3.7%        777,194      3.1%
Thereafter...............................      44      2,125,674     57.3%     16,841,221     66.1%
                                              ---      ---------    ------    -----------    ------
Total....................................     172      3,712,464    100.0%    $25,472,944    100.0%
                                              ===      =========    ======    ===========    ======

---------------

(1) For purposes of this table we have assumed that Borders will enter into a 15 to 20 year lease upon the expiration of each of its leases on our three joint venture properties.

     We have made preliminary contact with the tenants whose leases expire in 2003. Five (5) tenants, at their option, have the right to extend their lease term; two (2) tenants' leases expire in 2003 and we expect to negotiate lease extensions; and one (1) tenant has a month to month lease arrangement. Of the 16 leases that expired in 2002, 11 tenants extended their lease term; four tenants elected not to extend their lease (two of which properties were subsequently re-let to new tenants and two are currently for lease); and one tenant elected a month to month option.

     Leases on the three joint venture properties are for an initial term through June 20, 2004. At the time of a refinancing of any of these properties is consummated, Borders is required to enter into a net lease at a fixed lease rate for a term of 15 to 20 years.

  ANNUALIZED BASE RENT OF OUR PROPERTIES

     The following is a breakdown of base rents in place at March 31, 2003 for each type of retail tenant:

                                                                             PERCENT OF
                                                               ANNUALIZED    ANNUALIZED
TYPE OF TENANT                                                BASE RENT(1)   BASE RENT
--------------                                                ------------   ----------
National(2).................................................  $22,333,249        88%
Regional(3).................................................    2,032,617         8
Local.......................................................    1,107,078         4
                                                              -----------       ---
  Total.....................................................  $25,472,944       100%
                                                              ===========       ===

---------------

(1) Includes our share of annualized base rent for each of the joint venture properties.

(2) Includes the following national tenants: Kmart, Borders, Walgreen, Wal-Mart, Fashion Bug, Winn Dixie, Rite Aid, JC Penney, Avco Financial, GNC Group, Radio Shack, Sam Goody, Super Value, Maurices,

    Payless Shoes, Kash N Karry, Blockbuster Video, Family Dollar, H&R Block, Sally Beauty, Jo Ann Fabrics, Staples, Best Buy, Dollar Tree, TGI Friday's, Circuit City and Pier 1 Imports.

(3) Includes the following regional tenants: Roundy's Foods, Dunham's Sports, Christopher Banks, Beal's Outlet Stores and Hollywood Video.

FREESTANDING PROPERTIES

     Thirty-five (35) of our properties are freestanding properties which at March 31, 2003 were net leased to Borders (18), Circuit City Stores (1), Kmart
(3), Walgreen (12) and Wal-Mart (1). Our freestanding properties provided $14,209,117, or approximately 55.8% of our total annualized base rent as of March 31, 2003, at an average base rent per square foot of $10.00. These properties contain, in the aggregate, 1,421,147 square feet of gross leasable area or approximately 38% of our total gross leasable area. Our freestanding properties tend to have high traffic counts, are generally located in densely populated areas and are leased to a single tenant on a long term basis. Thirty
(30) of our 35 freestanding properties were developed by us. Five (5) of our 35 freestanding properties, although not developed by us, were acquired as part of our relationship with Borders. Our freestanding properties have a weighted average lease term of 16 years.

     Our freestanding properties range in size from 13,686 to 458,729 square feet of gross leasable area and are located in the following states: California
(1), Florida (3), Indiana (1), Kansas (2), Maryland (2), Michigan (17), Nebraska
(2), Ohio (2), Oklahoma (4) and Pennsylvania (1). Included in our freestanding properties are three joint venture properties in which we own interests ranging from 11% to 15%. The location and general occupancy information with respect to our freestanding properties are set forth in the following table:

  FREESTANDING PROPERTIES(1)

                                                  YEAR                       LEASE EXPIRATION(3)
TENANT/LOCATION                            COMPLETED/EXPANDED   TOTAL GLA    (OPTION EXPIRATION)
---------------                            ------------------   ---------    --------------------
Borders,(2) Aventura, FL.................      1996                30,000    Jan 31, 2016 (2036)
Borders, Columbus, OH....................      1996                21,000    Jan 23, 2016 (2036)
Borders, Monroeville, PA.................      1996                37,004    Nov 8, 2016 (2036)
Borders, Norman, OK......................      1996                24,641    Sep 20, 2016 (2036)
Borders, Omaha, NE.......................      1995                30,000    Nov 3, 2015 (2035)
Borders, Santa Barbara, CA...............      1995                38,015    Nov 17, 2015 (2035)
Borders, Wichita, KS.....................      1995                25,000    Nov 10, 2015 (2035)
Borders,(2) Lawrence, KS.................      1997                20,000    Oct 16, 2022 (2042)
Borders, Tulsa, OK.......................      1998                25,000    June 20, 2004 (2024)
Borders, Oklahoma City, OK...............      2002                24,641    Nov 17, 2017 (2037)
Borders, Omaha, NE.......................      2002                25,000    Nov 17, 2017 (2037)
Borders, Indianapolis, IN................      2002                15,844    Nov 17, 2017 (2037)
Borders, Columbia, MD....................      1999                28,000    Oct 16, 2022 (2042)
Borders, Germantown, MD..................      2000                25,000    Oct 16, 2022 (2042)
Borders Headquarters, Ann Arbor, MI......    1996/1998            458,729    Jan 29, 2023 (2043)
Circuit City Stores, Boynton Beach, FL...      1996                32,459    Dec 15, 2016 (2036)
Kmart, Grayling, MI......................      1984                52,320    Sep 30, 2009 (2059)
Kmart, Oscoda, MI........................    1984/1990             90,470    Sep 30, 2009 (2059)
Kmart, Perrysburg, OH....................    1983/1997             87,543    Oct 31, 2008 (2058)
Sam's Club, Roseville, MI................      2002                    (4)   Aug 4, 2022 (2082)
Walgreen, Waterford, MI..................      1997                13,905    Feb 28, 2018 (2058)
Walgreen, Chesterfield, MI...............      1998                13,686    July 31, 2018 (2058)
Walgreen, Pontiac, MI....................      1998                13,905    Oct 31, 2018 (2058)
Walgreen, Grand Blanc, MI................      1998                13,905    Feb 28, 2019 (2059)
Walgreen, Rochester, MI..................      1998                13,905    June 30, 2019 (2059)
Walgreen, Ypsilanti, MI..................      1999                15,120    Dec 31, 2019 (2059)
Walgreen,(2) Petoskey, MI................      2000                13,905    Apr 30, 2020 (2060)
Walgreen, Flint, MI......................      2000                14,490    Dec 31, 2020 (2060)
Walgreen, Flint, MI......................      2001                15,120    Feb 28, 2021 (2061)
Walgreen, N Baltimore, MI................      2001                14,490    Aug 31, 2021 (2061)
Walgreen, Flint, MI......................      2002                14,490    Apr 30, 2027 (2077)
Walgreen, Big Rapids, MI.................      2003                13,560    Apr 30, 2028 (2078)
                                             --------           ---------
  Total..................................                       1,261,147
                                                                ---------

---------------

(1) Does not include the three joint venture properties.

(2) These properties are subject to long-term ground leases where a third party owns the underlying land and has leased the land to us to construct or operate freestanding properties. We pay rent for the use of the land and we are generally responsible for all costs and expenses associated with the building and improvements. At the end of the lease terms, as extended (Aventura, FL 2036, Lawrence, KS 2027 and Petoskey, MI 2049), the land together with all improvements revert to the land owner. We have an option to purchase the Lawrence property during the period October 1, 2006 to September 30, 2016 and to purchase the Petoskey property after August 7, 2019.

(3) At the expiration of tenant's initial lease term, each tenant has an option, subject to certain requirements, to extend its lease for an additional period of time.

(4) This 12.68 acre property is leased from us by Wal-Mart pursuant to a ground lease.

JOINT VENTURE PROPERTIES

     During 1996, seven freestanding properties that we leased to Borders, including Borders' current corporate headquarters, its former headquarters building and properties operated as Borders Books and Music were developed or acquired directly by seven limited liability companies which we identify as joint ventures, but which are accounted for by us as partnerships. We have acquired the entire interest of our joint venture partner in four of the joint venture properties and have entered into a long-term lease with Borders for each property. The acquired properties are located in Oklahoma City, Oklahoma, Omaha, Nebraska, Indianapolis, Indiana and Ann Arbor, Michigan. The remaining three properties are owned by separate limited liability companies that are each owned jointly by us and an affiliate of Borders. Our economic interest in the joint ventures ranges from 11% to 15%. The financing for the development of the joint venture properties was provided through a financing facility established by Borders and its affiliates (Borders Financing Facility).

     The leases on the three properties between Borders and each of the joint ventures has a term expiring June 20, 2004, unless the Borders Financing Facility is extended or earlier terminated. At any time during the term of the lease, Borders has the right to cause the refinancing of the properties, provided that, prior to any refinancing, we may elect to provide alternative financing for the properties. If we elect to provide alternative financing and are subsequently unable to obtain the requisite financing, Borders may purchase the properties. Upon a refinancing by Borders or our providing alternative financing, we will acquire the interest of the Borders' affiliate in the joint ventures, and Borders will enter into a new lease with us providing for a term of 15 or 20 years, with four five-year extension options.

     Our investment in the three joint venture properties currently yields approximately $450,000 annualized base rent. Under certain circumstances relating to refinancing of such assets, the rents paid pursuant to such leases are subject to adjustment. The following table provides additional information on the joint venture properties.

  JOINT VENTURE PROPERTIES

                                                            OUR
TENANT/LOCATION                                           INTEREST   TOTAL GLA   LEASE EXPIRATIONS(1)
---------------                                           --------   ---------   --------------------
Borders, Inc., Ann Arbor, MI............................    11%       110,000       June 20, 2004
Borders, Inc., Boynton Beach, FL........................    12%        25,000       June 20, 2004
Borders, Inc., Tulsa, OK................................    15%        25,000       June 20, 2004
                                                                      -------
  Total.................................................              160,000
                                                                      -------

---------------

(1) At the time a refinancing of these properties is consummated, Borders is required to enter into a net lease at a fixed lease rate for a term of 15 to 20 years.

COMMUNITY SHOPPING CENTERS

     Fourteen (14) of our properties are community shopping centers ranging in size from 20,000 to 241,458 square feet of gross leaseable area. The community shopping centers are located in five states as follows: Florida (2), Illinois
(1), Kentucky (1), Michigan (7) and Wisconsin (3). Our community shopping centers tend to be located in high traffic, market dominant centers in which customers of our tenants purchase day-to-day necessities. Our community shopping centers are anchored by national tenants.

     The location, general character and primary occupancy information with respect to the community shopping centers as of March 31, 2003 are set forth below:

  SUMMARY OF COMMUNITY SHOPPING CENTERS AT MARCH 31, 2003

                                        GROSS                      AVERAGE       PERCENT      PERCENT
                            YEAR       LEASABLE                      BASE      OCCUPIED AT   LEASED AT      ANCHOR TENANTS (LEASE
                         COMPLETED/      AREA       ANNUALIZED     RENT PER     MARCH 31,    MARCH 31,    EXPIRATION/OPTION PERIOD
PROPERTY LOCATION         EXPANDED     SQ. FT.)    BASE RENT(2)   SQ. FT.(3)      2003        2003(4)          EXPIRATION)(5)
-----------------        ----------   ----------   ------------   ----------   -----------   ---------   ---------------------------
Capital Plaza,(1)......  1978/1991       135,009   $   369,568      $2.74          75%         100%      Kmart (2008/2053)
  Frankfort, KY                                                                                          Winn Dixie (2010/2035)
                                                                                                         Fashion Bug (2005/2025)

Charlevoix Commons.....     1991         137,375       658,495       4.97          70%          96%      Kmart (2015/2065)
  Charlevoix, MI                                                                                         Roundy's (2011-2031)

Chippewa Commons.......     1991         168,311       879,783       5.40          97%          97%      Kmart (2014/2064)
  Chippewa Falls, WI                                                                                     Roundy's (2011/2031)
                                                                                                         Fashion Bug (2006/2021)

Iron Mountain Plaza....     1991         176,352       856,193       4.99          97%          97%      Kmart (2015/2065)
  Iron Mountain, MI                                                                                      Roundy's (2011/2031)
                                                                                                         Fashion Bug (2007/2022)

Ironwood Commons.......     1991         185,535       907,327       5.00          97%          97%      Kmart (2015/2065)
  Ironwood, MI                                                                                           Super Value (2011/2036)
                                                                                                         Fashion Bug (2004/2022)

Marshall Plaza.........     1990         119,279       650,331       5.45         100%         100%      Kmart (2015/2065)
  Marshall, MI

Mt. Pleasant Shopping    1973/1997       241,458     1,088,504       4.51         100%         100%      Kmart (2008/2048)
Center.................                                                                                  J.C. Penney Co. (2005/2020)
  Mt. Pleasant, MI                                                                                       Staples, Inc. (2005/2025)
                                                                                                         Fashion Bug (2006/2026)

North Lakeland Plaza...     1987         171,334       804,827       9.22          51%          51%      Best Buy (2013/2028)
  Lakeland, FL

Petoskey Town Center...     1990         174,870     1,052,342       6.15          98%          98%      Kmart (2015/2065)
  Petoskey, MI                                                                                           Roundy's (2010/2030)
                                                                                                         Fashion Bug (2007/2022)

Plymouth Commons.......     1990         162,031       974,599       6.01         100%         100%      Kmart (2015/2065)
  Plymouth, WI                                                                                           Roundy's (2010/2030)
                                                                                                         Fashion Bug (2006/2021)

Rapids Associates......     1990         173,557       945,139       5.57          72%          98%      Kmart (2015/2065)
  Big Rapids, MI                                                                                         Roundy's (2010/2030)
                                                                                                         Fashion Bug (2004/2021)

Shawano Plaza..........     1990         192,694     1,013,792       5.26         100%         100%      Kmart (2014/2064)
  Shawano, WI                                                                                            Roundy's (2010/2030)
                                                                                                         J.C. Penney Co. (2005/2025)
                                                                                                         Fashion Bug (2004/2021)

West Frankfort Plaza...     1982          20,000       131,000       6.55         100%         100%      Fashion Bug (2007)
  West Frankfort, IL

Winter Garden Plaza....  1988/2000       233,512       931,927       4.06          98%          98%      Kmart (2013/2063)
  Winter Garden, FL                                                                                      Kash N Karry (2020/2040)
                                      ----------   -----------      -----         ----         ----
    TOTAL/AVERAGE......               $2,291,317   $11,263,827      $5.18          90%          95%      95%
                                      ==========   ===========      =====         ====         ====

---------------

(1) All community shopping centers except Capital Plaza (which is subject to a long-term ground lease expiring in 2053 from a third party) are wholly-owned by us.

(2) Total annualized base rents of the Company as of March 31, 2003.

(3) Calculated as total annualized base rents, divided by gross leaseable area actually leased as of March 31, 2003.

(4) Roundy's has sub-leased the space it leases at Iron Mountain Plaza (35,285 square feet, rented at a rate of $5.87 per square foot) and leases but does not currently occupy, the 35,896 square feet it leases at

    Charlevoix Commons at a rate of $5.97 per square foot and the 44,478 square feet it leases at Rapids Associates at a rate of $6.00 per square foot. The Iron Mountain and Charlevoix leases expire in 2011 and the Rapids Associates lease expires in 2010 (assuming they are not extended by Roundy's).

(5) The option to extend the lease beyond its initial term is only at the option of the tenant.

                        DESCRIPTION OF CREDIT FACILITIES

     We have, through our Operating Partnership, a $50 million credit facility with Standard Federal Bank, as the agent. Advances to this credit facility bear interest, at our option, either within a range of 1-month to 6-month LIBOR, plus 150 basis points to 213 basis points or the lender's prime rate, based on certain factors such as debt to property value and debt service coverage. The credit facility has a draw termination date of August 7, 2003 and matures in August 2006. During the three year period between termination and maturity, we will have no further ability to borrow under this credit facility and we will be required to repay a portion of the unpaid principal on a quarterly basis. We have received a 90-day extension of the August 2003 termination date, during which period we can continue to borrow under the credit facility. We are currently in discussions with the lender regarding the further extension of the termination date, the extension of the maturity date and other terms of the credit facility. There can be no assurance that we will receive the requested extensions or that the terms of the extensions will be acceptable to us. The credit facility is used to fund property acquisitions and development activities and is secured by 15 of our properties. At June 30, 2003, approximately $37 million was outstanding under this credit facility, bearing interest a weighted average annual rate of 2.78%.

     In addition, we have, through our Operating Partnership, a $5 million line of credit with Standard Federal Bank, as the lender. The line of credit bears interest, at our option, at either the lender's prime rate less 50 basis points or 175 basis points over the 1-month LIBOR rate. Borrowings under the line of credit are used to provide working capital and to fund land options and start-up costs associated with new projects. The line of credit matures on April 30, 2004. At June 30, 2003, $700,000 was outstanding under the line of credit, bearing interest at an annual rate of 3.5%.

                        FEDERAL INCOME TAX CONSEQUENCES

IN GENERAL

     The following summary of material federal income tax consequences relating to the acquisition, ownership and disposition of common stock is based on current law, is for general information only and is not tax advice. This summary is based upon the Internal Revenue Code, existing, temporary and proposed regulations of the Treasury Department, or Treasury Regulations, and existing judicial decisions and administrative rulings and practices of the IRS, all of which are subject to change. Any such change could apply retroactively and could significantly alter the tax consequences described below. No advance tax ruling has been sought or obtained from the IRS regarding the tax consequences described below. Because the following discussion represents only a summary, it is qualified in its entirety by the applicable provisions of the Internal Revenue Code, the rules and regulations promulgated thereunder and administrative and judicial interpretation thereof, all of which are subject to change and all of which may be applied retroactively.

     The following discussion is limited to holders of common stock who are United States persons. For purposes of this discussion, United States persons are:

     - individuals who are citizens of the United States or who are residents in the United States for United States federal income tax purposes;

     - corporations (including any entities treated as corporations for United States federal income tax purposes) that are organized under the laws of the United States or any state thereof;

     - estates the income of which is subject to United States federal income taxation regardless of its source; or

     - trusts that are subject to the supervision of a court within the United States and are subject to the control of one or more United States persons that have the authority to control all substantial decisions of the trust or that have a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

     This summary does not discuss all United States federal tax considerations, such as estate and gift tax consequences, that may be relevant to a holder in light of the holder's particular circumstances. This summary does not address the federal income tax consequences that may be relevant to holders that may be subject to special treatment (including, without limitation, holders subject to the alternative minimum tax, banks, insurance companies, tax-exempt organizations, financial institutions, small business investment companies, partnerships or other pass-through entities, dealers in securities or currencies, broker-dealers, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, and holders whose functional currency is not the United States dollar). Furthermore, this summary does not address any aspects of state, local or other taxation. This summary is limited to those holders who hold the common stock as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code.

     If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of common stock that is a partnership and the partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of common stock.

     THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR HOLDER. PROSPECTIVE HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK, AND ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

TAXABLE DISTRIBUTIONS

     As long as we qualify as a REIT, distributions made by us to the holders of common stock out of our current or accumulated earnings and profits as calculated for United States federal income tax purposes (that are not designated as capital gain dividends) will be taxable to these holders as ordinary income and will not be eligible for the dividends received deduction generally available to holders that are corporations. Distributions not designated as capital gain dividends made to a holder of common stock which exceed our earnings and profits will be deemed to be a return of capital to the holder to the extent of the adjusted tax basis of the holder's common stock. Any such distribution in excess of adjusted tax basis will be taxable to the holder as gain from the sale of common stock to the extent the distribution exceeds the holder's adjusted tax basis in the common stock. A holder of common stock who has received a distribution in excess of our accumulated earnings and profits may, upon sale of the common stock, realize a higher taxable gain or a smaller loss because the adjusted basis of the common stock as reduced will be used for purposes of computing the amount of the gain or loss. For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding preferred stock, if any, and then to the common stock. Dividends we declare in October, November or December of any year and payable to a holder of the record of common stock on a specified date in any of these months shall be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. A holder of common stock may not include in his or her own income tax return any of our net operating losses or capital losses.

     Dividends that are properly designated by us as capital gain dividends will be taxable as capital gains (to the extent that they do not exceed our actual net capital gain for the taxable year). Depending on the period of time, the tax characteristics of the assets which produced these gains, and on certain designations, if any, which we make, these gains may be taxable to non-corporate U.S. shareholders as long term capital gains or at a 25% rate. However, corporate holders of common stock may be required to treat up to 20% of certain capital gain dividends as ordinary income. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a holder of common stock would:

     - include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

     - be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the holder's long-term capital gains;

     - receive a credit or refund for the amount of tax deemed paid by it;

     - increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

     - in the case of a holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

     Distributions we make and gain arising from the sale or exchange by a holder of our common stock will not be treated as income from a passive activity, within the meaning of Section 469 of the Internal Revenue Code, since income from a passive activity generally does not include dividends and gain attributable to the disposition of property that produces dividends. As a result, holders of common stock subject to the passive activity rules will generally be unable to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our common stock, however, will be treated as investment income if a holder so elects, in which case the capital gain is taxed at ordinary income rates.

     In any year in which we fail to qualify as a REIT, holders of common stock generally will continue to be treated in the same fashion described above, except that none of our dividends will be eligible for treatment as capital gains dividends and corporate stockholders may qualify for the dividends received deduction.

SALE OR OTHER TAXABLE DISPOSITION OF COMMON STOCK FOR CASH

     Upon a sale or other taxable disposition of shares of common stock, the holder of the stock generally will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between:

     - the amount of cash and the fair market value of any property received (less any portion attributable to accumulated and declared, but unpaid, dividends which will be taxable as a dividend to the extent of our current and accumulated earnings and profits); and

     - the holder's adjusted tax basis in the common stock.

     Generally, gain or loss realized by a holder upon the sale of common stock will be reportable as capital gains or loss. If a holder receives a long-term capital gain dividend from us and has held the common stock for six months or less, any loss incurred on the sale or exchange of the common stock is treated as a long-term capital loss to the extent of the corresponding long-term capital gain dividend received.

BACKUP WITHHOLDING

     We will report to both our holders who are United States persons and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a holder may be subject to backup withholding with respect to dividends paid at a rate of 30% for 2003, 29% for 2004 and 2005, and 28% thereafter until December 31, 2010, if the holder fails to furnish its taxpayer identification number to us in the required manner or to establish an exemption from the requirement or if the Secretary of the Treasury notifies us that the taxpayer identification number furnished by the holder is incorrect. Accordingly, a holder may avoid backup withholding by furnishing its correct taxpayer identification number to us. Any holder who does not provide its taxpayer identification number to us should consult its tax advisor concerning the applicability of the backup withholding provisions to its distributions from us. Any amount paid as backup withholding will be creditable against the holder's federal income tax liability.

UPDATE OF FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain changes in the federal income tax laws that affect REITs and stockholders of REITs. This discussion supplements, and should be read in conjunction with, the disclosure under the caption "Federal Income Tax Considerations" in the accompanying prospectus. The following tax discussion replaces the discussion in the section entitled "Federal Income Tax Considerations" to the extent the two are inconsistent. The following discussion, which is not exhaustive of all possible tax consequences, does not include a discussion of any state, local or foreign tax consequences.

     We have elected to be treated as a REIT under Sections 856 through 860 of the Internal Revenue Code for federal income tax purposes commencing with our taxable year ended December 31, 1994. We believe that we have been organized and have operated in a manner that qualifies for taxation as a REIT under the Internal Revenue Code. We also believe that we will continue to operate in a manner that will preserve our status as a REIT. We cannot assure you, however, that such requirements will be met in the future. We have received an opinion from Locke Liddell & Sapp LLP, our legal counsel, to the effect that we qualified as a REIT under the Internal Revenue Code for our taxable year ended December 31, 2002, we have been organized and our manner of operation has been in conformity with the requirements for qualification and taxation as a REIT as of the date of this prospectus supplement and that our proposed manner of operation and diversity of equity ownership should enable us to continue to satisfy the requirements for qualification as a REIT in the calendar year 2003 if we operate in accordance with the methods of operations described herein and our representations concerning our intended method of operation. However, you should be aware that opinions of counsel are not binding on the IRS or on the courts, and, if the IRS were to challenge these conclusions, no assurance can be given that these conclusions would be sustained in court. The opinion of Locke Liddell & Sapp LLP is based on various assumptions as well as on certain representations made by us as to factual matters, including a factual representation certificate provided by us. The rules governing REITs are highly technical and require ongoing compliance with a variety of tests that depend, among other things, on future operating results, asset diversification, distribution levels and diversity of stock ownership. Locke Liddell & Sapp LLP will not monitor our compliance with these requirements. While we expect to satisfy these tests, and will use our best efforts to do so, no assurance can be given that we will qualify as a REIT for any particular year, or that the applicable law will not change and adversely affect us and the holders of common stock. The following is a summary update of the material federal income tax considerations affecting us as a REIT and the holders of our common stock.

     Ticket to Work and Work Incentives Improvement Act of 1999. The rules dealing with federal income taxation are constantly under review by Congress, the IRS and the Treasury Department. For example, on December 17, 1999, the Ticket to Work and Work Incentives Improvement Act of 1999, was signed into law. The act contains changes in federal income tax laws that, beginning after December 31, 2000, affect REITs. Under this legislation, REITs may own stock in "taxable REIT subsidiaries," corporations that may provide services to tenants of the REIT and others, without disqualifying the rents that the REIT receives from its tenants. A taxable REIT subsidiary is a corporation in which a REIT owns stock, directly or indirectly, and with respect to which the corporation and the REIT have made a joint election to treat the corporation as a taxable REIT subsidiary. Although a REIT may own up to 100% of the stock of a taxable REIT subsidiary, (1) the value of all securities in taxable REIT subsidiaries held by the REIT may not exceed 20% of the value of the total assets of the REIT; and (2) any dividends received by the REIT from its taxable REIT subsidiaries will not constitute qualifying income under the 75% income test. In addition, this legislation limits the deduction of interest paid by a taxable REIT subsidiary to the REIT and limits the amount of rental payments that may be made by a taxable REIT subsidiary to the REIT.

     A REIT is subject to a penalty tax equal to 100% of redetermined rents, redetermined deductions and excess interest. Redetermined rents are generally rents from real property which would otherwise be reduced on distribution, apportionment or allocation to clearly reflect income as a result of services furnished or rendered by a taxable REIT subsidiary to tenants of the REIT. There are a number of exceptions with regard to redetermined rents, which are summarized below.

     - Redetermined rents do not include amounts received directly or indirectly by a REIT for customary services.

     - Redetermined rents do not include de minimis payments received by the REIT with respect to non-customary services rendered to the tenants of a property owned by the REIT that do not exceed 1% of all amounts received by the REIT with respect to the property.

     - The redetermined rent provisions do not apply with respect to any services rendered by a taxable REIT subsidiary to the tenants of the REIT, as long as the taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT and to tenants who are unrelated to the REIT or the taxable REIT subsidiary or the REIT tenants, and the charge for these services is substantially comparable to the charge for similar services rendered to such unrelated persons.

     - The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to a tenant of a REIT if the rents paid by tenants leasing at least 25% of the net leasable space in the REIT's property who are not receiving such services are substantially comparable to the rents paid by tenants leasing comparable space who are receiving the services and the charge for the services is separately stated.

     - The redetermined rent provisions do not apply to any services rendered by a taxable REIT subsidiary to tenants of a REIT if the gross income of the taxable REIT subsidiary from these services is at least 150% of the taxable REIT subsidiary's direct cost of rendering the services.

     - The Secretary of the Treasury has the power to waive the tax that would otherwise be imposed on redetermined rents if the REIT establishes to the satisfaction of the Secretary that rents charged to its tenants were established on an arms' length basis even though a taxable REIT subsidiary provided services to the tenants.

     Redetermined deductions are deductions, other than redetermined rents, of a taxable REIT subsidiary if the amount of these deductions would be decreased on distribution, apportionment or allocation to clearly reflect income between the taxable REIT subsidiary and the REIT. Excess interest means any deductions for interest payments made by a taxable REIT subsidiary to the REIT to the extent that the interest payments exceed a commercially reasonable rate of interest.

     A REIT is prohibited from owning more than 10%, by vote or by value, of the securities, other than specified debt securities, of a non-REIT issuer. This prohibition does not, however, apply to taxable REIT subsidiaries, qualified REIT subsidiaries and non-qualified corporate subsidiaries in which the REIT does not own more than 10% of the voting securities, provided the non-qualified subsidiary was established on or before July 12, 1999, does not engage in a new line of business or acquire any substantial asset (other than pursuant to a binding contract in effect as of July 12, 1999, a tax-free exchange, an involuntary conversion or a reorganization with another non-qualified corporate subsidiary) and the REIT does not acquire any new securities in such subsidiary (other than pursuant to a binding contract in effect as of July 12, 1999 or a reorganization with another non-qualified corporate subsidiary). A REIT may convert existing non-qualified corporate subsidiaries into taxable REIT subsidiaries in a tax-free reorganization at any time prior to January 1, 2004. The 5% asset test described in the accompanying prospectus also does not apply to securities held by the REIT in taxable REIT subsidiaries.

     Under the legislation, the 95% distribution requirement discussed in the accompanying prospectus has been reduced to 90% of REIT taxable income.

     Under the legislation, the basis for determining whether more than 15% of the rents received by a REIT from a property are attributable to personal property is based upon a comparison of the fair market value of the personal property leased by the tenant as compared to the fair market value of all of the property leased by the tenant, rather than the adjusted basis of such personal property compared to the adjusted basis of all such property as discussed in the accompanying prospectus.

     The accompanying prospectus describes regulations that are to be promulgated governing certain tax issues relating to built-in gain assets we acquire in specific tax-free transactions. Temporary regulations have been issued addressing these issues. The temporary regulations allow us to make an election with respect to such built-in gain assets. If we make the election, we will be taxed at the highest regular corporate tax rate to the extent the built-in gain is recognized during the first ten years after we acquire the built-in gain assets. If we do not make the election, a tax would be incurred upon the acquisition of the built-in gain asset as if such asset had been sold to an unrelated party for its fair market value at such time.

     Jobs and Growth Tax Act. On May 28, 2003, the President of the United States signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, referred to herein as the Jobs and Growth Tax Act. The Jobs and Growth Tax Act reduces the maximum individual tax rate for long-term capital gains generally from 20% to 15% (for sales occurring after May 6, 2003 through December 31, 2008). The Jobs and Growth Tax Act also taxes "qualified dividend income" of individuals as net capital gain, thus reducing the maximum individual tax rate for such dividends to 15% (for tax years from 2003 through 2008). "Qualified dividend income" generally includes dividends received from regular domestic corporations and from certain "qualified foreign corporations," provided certain required stock holding periods are met.

     Under the Jobs and Growth Tax Act, REIT dividends (other than capital gain dividends) generally are not qualifying dividend income and continue to be taxed at ordinary rates. Dividends received from a REIT will be treated as qualified dividend income, however, to the extent the REIT itself has qualifying dividend income for the taxable year in which the dividend was paid, such as dividends from taxable REIT subsidiaries, and designates such dividends as qualifying for such capital gains rate tax treatment. Qualifying dividend income of a REIT for this purpose also includes the sum of (i) the excess of the REIT's "real estate investment trust taxable income" for the preceding year, which would typically include any income that the REIT did not distribute to stockholders, over the tax payable by the REIT on such income, and (ii) the excess of the income of the REIT for the preceding year subject to the built-in gain tax on certain assets acquired from C corporations, including as a result of the conversion of a C corporation to a REIT, over the tax payable by the REIT on any such income in the preceding year.

     Assuming that we distribute all of our taxable income to our stockholders, our distributions generally will not be eligible for the new 15% tax rate on dividends for individual taxpayers except to the extent attributable to income on which we have paid tax as discussed above or to dividends received by us from non-REIT corporations such as taxable REIT subsidiaries. As a result, our ordinary REIT distributions generally will be taxed at the higher tax rates applicable to ordinary income.

     Without future congressional action, the maximum individual tax rate on long-term capital gains will return to 20% in 2009, and the maximum individual tax rate on dividends will move to 35% in 2009 and 39.6% in 2011.

                                  UNDERWRITING

     Friedman, Billings, Ramsey & Co., Inc. and BB&T Capital Markets, a division of Scott & Stringfellow, Inc., are acting as representatives of the underwriters of this offering. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to each underwriter, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken.

UNDERWRITER:                                                  NUMBER OF SHARES
------------                                                  ----------------
Friedman, Billings, Ramsey & Co., Inc. .....................
BB&T Capital Markets, a division of Scott & Stringfellow,
  Inc. .....................................................

     The following table shows the per share and total underwriting discount we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 225,000 additional shares of common stock to cover over-allotments.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per Share...................................................   $              $
                                                               --------       --------
     Total:.................................................   $              $
                                                               ========       ========

     Certain of our executive officers and directors have agreed with the underwriters, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares of common stock, or any securities convertible into or exchangeable for shares of common stock, owned by them, without the prior written consent of the underwriters. However, the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

     The underwriters propose to offer our common stock directly to the public
at $     per share and to certain dealers at this price less a concession not in
excess of $     per share. The underwriter's may allow and the dealers may
reallow, a concession not in excess of $     per share to certain dealers.

     We expect to incur expenses of approximately $          in connection with
this offering.

     We have granted the underwriters an option, exercisable for 30 days after
the date of this prospectus supplement, to purchase up to           additional
shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount described on the cover page of this prospectus supplement. If the underwriters exercise this option, the underwriters will have a firm commitment, subject to certain conditions, to purchase all of the shares covered by the option.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect thereof.

     In connection with the offering, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise effect the market price of our common stock. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock. The underwriters may create a short position in our common stock in connection with this offering by selling more than they are committed to purchase from us, and in such case, the underwriters may reduce that short position by purchasing our shares in the open market to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to shares, by exercising the underwriters' over-allotment option referred to above. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of those purchases. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in those transactions or that those transactions, one commenced, will not be discontinued without notice.

     The underwriters or their respective affiliates may provide us with investment banking, financial advisory, or commercial banking services in the future, for which they may receive customary compensation.

                      ADDITIONAL DESCRIPTION OF OUR SHARES

SHAREHOLDER RIGHTS PLAN

     We have adopted a rights agreement, under which each holder of our common stock receives one preferred share purchase right for each outstanding share of common stock. Each right is attached to each share of common stock, is not currently exercisable and trades only with the common shares. Each right will separate from the share of common stock to which it is attached and will become exercisable ten days after a public announcement that a person or group has acquired common stock that would result in ownership of 15% or more of our shares of common stock. Upon the occurrence of such an event, each right would entitle the holder to purchase for an exercise price of $70.00 one one-hundredth of a share of new Series A Junior Participating preferred Shares, which is designed to have economic and voting rights generally equivalent to one common share. If a person or group actually acquires 15% or more of our common shares, each right held by the acquiring person or group (or their transferees) will become void, and each right held by our other stockholders will entitle those holders to purchase for the exercise price a number of shares of our common shares having a market value of twice the exercise price. If we, at any time after a person or group has become a 15% beneficial owner and acquired control of our Board of Directors, are involved in a merger or similar transaction with any person or group or sell assets to any person or group, each outstanding right would then entitle its holder to purchase for the exercise price a number of shares of such other company having a market value of twice the exercise price. In addition, if any person or group acquires 15% or more of our shares of common stock, we may, at our option and to the fullest extent permitted by law, exchange one common share for each outstanding right. The rights are not exercisable until the above events occur and will expire on December 22, 2008, unless earlier exchanged or redeemed by us. We may redeem the rights for $.001 per right under certain circumstances.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the common stock, will be passed upon for us by Locke Liddell & Sapp LLP, Dallas, Texas, as our securities and tax counsel, and for the underwriters by Winston & Strawn, Chicago, Illinois. The opinion of counsel as described under "Federal Income Tax Consequences" is being rendered by Locke Liddell & Sapp LLP, Dallas, Texas.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus supplement and the accompanying prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities.

     - Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 1-12928);

     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 1-12928);

     - Definitive Proxy Statement on Schedule 14-A filed with the SEC on March 24, 2003 (File No. 1-12928); and

     - Registration Statement on Form 8-A filed March 18, 1994, relating to our common stock (File No. 1-12928).

     The filings we make with the SEC may be obtained from us at no cost upon a written or telephone request by contacting us at the following:

                            Agree Realty Corporation
                           31850 Northwestern Highway
                        Farmington Hills, Michigan 48334
                           Attention: Kenneth R. Howe
                    Telephone: (248) 737-4190, extension 226

                            AGREE REALTY CORPORATION

                                  $125,000,000

                                  COMMON STOCK

                                PREFERRED STOCK

     Agree Realty Corporation (the "Company") may from time to time offer and sell (i) shares of its common stock, par value $.0001 per share (the "Common Stock") and (ii) shares of its preferred stock, par value $.0001 per share (the "Preferred Stock" and, together with the Common Stock, the "Offered Securities"), with an aggregate public offering price not to exceed $125,000,000. The Offered Securities may be offered separately or together, in separate series, in amounts and at prices and terms to be set forth in a supplement to this Prospectus (the "Prospectus Supplement").

     The terms of the Preferred Stock, including the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and all other specific terms of the Preferred Stock, including the initial public offering price, will be set forth in the applicable Prospectus Supplement. The specific number of shares of Common Stock and issuance price per share thereof will be set forth in the applicable Prospectus Supplement. In addition, the specific terms of the Prospectus Supplement may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for Federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly by the Company, through agents designated from time to time by the Company or to or through underwriters or dealers, or through a combination of the foregoing. If any agents or underwriters are involved in the sale of any of the offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Offered Securities.

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE "RISK FACTORS" SET FORTH IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS APRIL 29, 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (of which this Prospectus is a part) on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the securities offered hereby, reference is hereby made to the Registration Statement and the exhibits to the Registration Statement which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional offices located at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") and such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Company pursuant to the Exchange Act (File No. 1-12928) are hereby incorporated by reference in this Prospectus.

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (the "Form 10-K").

          (b) The Company's Registration Statement on Form S-11, dated May 15, 1997 (Registration Statement No. 333-25313).

          (c) Description of the Offered Securities contained in the Company's registration statement on Form 8-A filed March 18, 1994.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement, this Prospectus or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Requests should be directed to Kenneth Howe, Vice
President -- Finance, Agree Realty Corporation, 31850 Northwestern Highway, Farmington Hills, Michigan 48334; telephone number (248) 737-4190.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                                  THE COMPANY

     The Company is a self-administered, self-managed real estate investment trust ("REIT") which develops, acquires, owns and operates Properties (as defined below) which are primarily leased to major national and regional retail companies under net leases. As of December 31, 1997, the Company owned, either directly or through interests in joint ventures, 34 Properties (the "Properties," and sometimes collectively referred to as the "Portfolio") located in 12 states and containing an aggregate of approximately 3.1 million square feet of gross leasable area ("GLA"). The Properties consist of 13 neighborhood and community shopping centers and 21 freestanding Properties. As of December 31, 1997, 98t of GLA in the Portfolio was leased and approximately 93% of the Company's annualized base rent was attributable to national and regional retailers. As of December 31, 1997, the Company derived approximately 73% of its annualized base rent from five major tenants, Kmart Corporation ("Kmart"), Borders, Inc., Roundy's Inc ("Roundy's), Walgreen Co. ("Walgreen") and Fashion Bug (Charming Shoppes, Inc.). The Company was the developer of all 13 of the shopping centers and 16 of the 21 freestanding properties. As of December 31, 1997, the average age of the Properties was approximately seven years.

     Upon completion of its initial public offering (the "IPO") in April 1994, the Company succeeded to the ownership of 17 Properties which contain an aggregate of 2,376,000 square feet. Since the IPO, the Company has:

          (i) Completed, either directly or through interests in joint ventures, the development or acquisition of 15 Properties leased to Borders, Inc. and other subsidiaries (collectively, "Borders") of Borders Group, Inc. ("BGI") which contain in the aggregate over 675,000 square feet. These Properties include Borders' corporate headquarters and central administrative buildings in Ann Arbor, Michigan. Eight of these 15 Properties are owned directly by the Company and the remaining seven (the "Joint Venture Properties") are owned by entities wherein the Company's economic interest ranges from 8%- to 20% (the "Joint Ventures").

          (ii) Developed a Circuit City store in Boynton Beach, Florida, consisting of approximately 32,500 square feet, pursuant to a 20 year net lease.

          (iii) Developed a free standing Walgreen Drug Store located in Waterford, Michigan consisting of approximately 14,000 square feet, pursuant to a 20 year net lease.

          (iv) Continued to operate both its initial portfolio and its new Properties at leased rates of over 95% and without any tenant defaults. Kmart, the Company's largest tenant, reported to the Company that the aggregate same-store sales at the stores leased from the Company increased over 6% from 1996 to 1997. Since the IPO, the only anchor tenant to vacate any of the Company's Properties was J. Byrons, which vacated its 51,868 square-foot location in Lakeland, Florida in September 1996. This space was re-leased to Best Buy Company, Inc., at an increased rental rate, for a term expiring in January 2013, with a 15 year renewal option.

     The Company is operated under the direction of Richard Agree, Chairman of the Board and President, and Kenneth Howe, Vice President-Finance. Messrs. Agree and Howe have a combined 35 years experience in the construction, management, leasing and disposition of retail properties.

     The Company's executive offices are located at 31850 Northwestern Highway, Farmington Hills, Michigan 48334. The telephone number is (248) 737-4190. The Company was incorporated in Maryland on December 15, 1993 and the duration of its existence is perpetual. Unless the context otherwise requires, the term "Company," as used herein, includes Agree Realty Corporation and Agree Limited Partnership (the "Operating Partnership"), of which Agree Realty Corporation is the sole general partner.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company expects to use all or a portion of the net proceeds from the sale of the Offered Securities, first, to discharge all or a portion of the then outstanding principal amount under the $50,000,000 Line of Credit Agreement, dated as of November 14, 1995, and amended on August 7, 1997 and November 17, 1997, by and among the Operating Partnership, the Company, Michigan National Bank, NBD Bank and LaSalle National Bank (the "Credit Agreement"). As of March 31, 1998, approximately $11,674,000 was outstanding under the Credit Agreement, which borrowings were used for the acquisition, construction and development of additional properties. Subject to certain exceptions, the then outstanding principal balance of the borrowings under the Credit Agreement, together with the accrued interest thereon, becomes payable on the maturity date, August 7, 2003. The borrowings under the Credit Agreement bear an adjustable interest rate.

     The Company intends, unless otherwise described in the applicable Prospectus Supplement, to use the remaining net proceeds from the sale of the Offered Securities for general corporate purposes, which may include acquiring additional retail income-producing properties or interests in entities owning or developing such properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending use for the foregoing purposes, such proceeds may be invested in short-term, interest-bearing time or demand deposits with financial institutions, cash items or qualified government securities.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 1997, the year ended December 31, 1996, the year ended December 31, 1995 and the year ended December 31, 1994 (which includes results of operations of the Company's predecessor entities for the period of January 1, 1994 through April 21, 1994) was 2.1x, 1.7x, 1.9x and 1.4x, respectively, and for the years ending December 31, 1993 and 1992 (which are based on the results of the Company's predecessor entities) was .99x and ..93x, respectively. For the years ending December 31, 1993 and 1992, respectively, all of which were prior to the Company's initial public offering in April of 1994, the Company's earnings were inadequate to cover fixed charges by $22,654 and $635,882. The Company had no preferred dividend requirement in any of the foregoing years. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratio of earnings to fixed charges for such years. Earnings were calculated by adding certain fixed charges (consisting of interest on indebtedness and amortization of finance costs) to the Company's income before extraordinary items.

                           DESCRIPTION OF SECURITIES

     The summary of the terms of the Offered Securities set forth below does not purport to be complete and is subject to, and qualified in its entirety by, references to the Company's articles of incorporation, as they may be amended from time to time (the "Charter"), and bylaws, as they may be amended from time to time (the "Bylaws").

     Under the Company's Charter and Bylaws, the total number of shares of all classes of capital stock that the Company has authority to issue is 20,000,000 shares, par value $.0001 per share, initially consisting of 5,000,000 shares of Common Stock and 2,500,000 shares of excess stock (the "Excess Stock"). At March 31, 1998, 4,346,313 shares of Common Stock were issued and outstanding, all of which are fully paid and nonassessable.

     The Board of Directors is authorized to classify or reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including preferred stock in one or more series.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50$ of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock, together with the holders of Excess Stock (as described below), are entitled to share ratably in net assets remaining after payment of liabilities and satisfaction of preferential rights with respect to any outstanding shares of Preferred Stock. The shares of Common Stock are not convertible into any other class or series except into Excess Stock under limited circumstances. See "-- Restrictions on Transfer." Holders of Common Stock do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. The outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the offering will be, fully paid and nonassessable. The Common Stock is listed on the NYSE under the symbol "ADC."

RESTRICTIONS ON TRANSFER

     Among other requirements that must be met for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% of the value of its issued and outstanding Equity Stock (as defined below) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include, except in limited circumstances, certain entities such as qualified private pension plans) during the last half of a taxable year, and the Equity Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. In addition, certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Taxation of the Company -- Income Tests"). The Charter contains restrictions on the acquisition of shares of Equity Stock to enable the Company to qualify as a REIT.

     Subject to certain exceptions specified in the Charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the value of the Company's outstanding Common Stock and Preferred Stock (collectively, the "Equity Stock" or the "Stock") except that the Agree-Rosenberg Group (as defined in the Charter) may own up to 24%. The Board of Directors may waive the ownership Limit if evidence satisfactory to the Board of Directors and the

Company's tax counsel is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to continue to qualify as a REIT. If shares of Equity Stock in excess of the Ownership Limit, or shares which would cause the REIT to be beneficially owned by less than 100 persons, are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to the stock. Shares transferred in excess of the Ownership Limit will be automatically converted into shares of Excess Stock that will be deemed transferred by operation of 1x to the Company as trustee for the exclusive benefit of the person or persons to whom the shares are ultimately transferred, until the intended transferee retransfers the shares. While these shares are held in trust, they will not be entitled to vote or to share in any dividends or other distributions. The shares may be retransferred by the intended transferee to any person. who may hold such shares at a price not to exceed the price paid by the intended transferee, at which point the shares will automatically be converted into ordinary Equity Stock. In addition, such shares of Excess Stock held in trust are purchasable by the Company for a 90-day period at a price equal to the lesser of the price paid for the stock by the intended transferee and the market price for the stock on the date the Company determines to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives notice to the Company of the transfer, or the date the Board of Directors determines that a violative transfer has occurred if no notice has been provided.

     All certificates representing shares of the offered Securities will bear a legend referring to the restrictions described above.

     In order for the Company to comply with its record keeping requirements, the Charter requires that each beneficial or constructive owner of Equity Stock and each person (including stockholders of record) who holds stock for a beneficial or constructive owner, shall provide to the Company such information as the Company may request in order to determine the Company's status as a REIT and to ensure compliance with limitations on the ownership of Equity Stock. The Charter also requires each beneficial or constructive owner of a specified percentage of Equity Stock to provide, no later than January 31 of each year, written notice to the Company stating the name and address of such owner, the number of shares of Equity Stock beneficially or constructively owned, and a description of xx% such shares are held. In addition, each such stockholder must provide such additional information as the Company may request in order to determine the effect of such stockholder's ownership of Equity Stock on the Company's status as a REIT and to ensure compliance with the limitations on the ownership of Equity Stock.

     This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. No restrictions on transfer will preclude the settlement of transactions entered into through the facilities of the NYSE, provided that certain transactions may be settled by the delivery of Excess Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is The First National Bank of Boston.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     Subject to limitations prescribed by Maryland 1x and the Company's Charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

     As of the date hereof, none of the shares of capital stock has been designated as Preferred Stock. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and, unless otherwise provided in the applicable Prospectus Supplement, will have no preemptive rights.

TERMS

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the applicable Prospectus Supplement. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and the By-Laws and any articles supplementary to the Charter designating terms of a series of Preferred Stock (the "Articles Supplementary").

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including: (i) the title and stated value of such Preferred Stock and the number of shares offered; (ii) the liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate, periods and payment dates or methods of calculation thereof applicable to such Preferred Stock and the date from which dividends on such Preferred Stock shall commence to accumulate, if applicable; (v) the provision for a sinking fund, if any, for such Preferred Stock; (vi) the provision for redemption, if applicable, of such Preferred Stock; (vii) any listing of such Preferred Stock on any securities exchange; (viii) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price or rate (or manner of calculation thereof); (ix) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; (x) a discussion of Federal income tax considerations applicable to such Preferred Stock; (xi) the relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xii) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; (xiii) any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT; and (xiv) the voting rights, if any, of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock and Excess Stock of the Company and to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

DIVIDENDS

     Holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record date as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     So long as any series of Preferred Stock shall be outstanding, unless (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than Junior Stock, as hereinafter defined) and (ii) the mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock) shall have occurred or been provided for and sufficient funds shall have been deposited in trust to effect such repurchase or retirement, the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking junior as to dividends or distributions of assets to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund, for, any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, a series of Preferred Stock may be redeemable, in whole or from time to time in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets with such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption dates (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share, if any, set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holder of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock ranking on parity with the Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (ii) amend, alter or repeal the provisions of the Charter or the Articles Supplementary for such series of

Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof, provided, however, with respect to the occurrence of any Event set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock, and provided further that (a) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price or rate (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

RESTRICTIONS ON TRANSFER AND OWNERSHIP

     See "Description of Common Stock -- Restrictions on Transfer" for a discussion of the restrictions on transfer of shares of capital stock necessary for the Company to qualify as a REIT under the Code.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material Federal income tax considerations regarding an investment in the Offered Securities is based on current law, is for general information only and is not tax advice. For purposes of this discussion, the "Company" refers only to Agree Realty Corporation. Kramer, Levin, Naftalis & Frankel ("Kramer Levin"), counsel to the Company, has reviewed the following discussion and is of the opinion that it fairly summarizes all Federal income tax considerations that are likely to be material to Company stockholders. However, this discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the Federal income tax laws (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and individuals who are not citizens or residents of the United States). The discussion in this section is based on existing provisions of the Code, existing and proposed Treasury Regulations, existing court decisions and existing rulings and other administrative interpretations. There can be no assurance that future Code provisions or other legal authorities will not alter significantly the tax consequences described below. No rulings have been obtained from the Internal Revenue Service (the "IRS") concerning any of the matters discussed in this section. Because the following represents only a summary, it is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change and all of which may be applied retroactively.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. The Company has elected to be taxed as a REIT commencing with the taxable year ending December 31, 1994. The Company believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code and the Company intends to continue to operate in such a manner, but no assurance can be given that it will qualify as a REIT in any particular year.

     The REIT requirements and the Federal income tax treatment of REITs and their stockholders are highly technical and complex. The following discussion sets forth only the material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its stockholders.

     Opinion of Counsel. Kramer Levin is of the opinion that the Company is organized in conformity with the requirements for qualification and taxation as a REIT, and its proposed method of operation and the proposed method of operation of the Operating Partnership will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Certain of such factual assumptions and representations are set forth below in this discussion of "Federal Income Tax Considerations." In addition, the opinion is based upon the factual representations of the Company concerning its business and properties, and the business and properties held by or through the Operating Partnership, as set forth in this Prospectus. The opinion is expressed as of its date, and Kramer Levin has no obligation to advise stockholders of the Company of any subsequent change in the matters stated, represented or assumed, or any subsequent change in applicable law. Moreover, the Company's qualification and taxation as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Kramer Levin. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify." An opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not challenge the Company's qualification as a REIT or that such challenge would not be upheld by a court.

     Taxation of the Company. If the Company qualifies for taxation as a REIT, it generally will not be subject to Federal corporate income tax on its net income that is currently distributed to stockholders because the REIT provisions of the Code generally allow a REIT to deduct dividends paid to stockholders. This deduction for dividends paid to stockholders substantially eliminates the Federal "double taxation" (once at the corporate level and once again at the stockholder level) that generally results from investment in a corporation.

     However, the Company will be subject to Federal income tax as follows:
First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of a default in a lease or an indebtedness held by a
REIT) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying net income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during any calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and
(iii) any undistributed taxable income from prior periods, the Company would be subject to a four percent excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company (the "Recognition Period"), then pursuant to guidelines issued by the IRS in IRS Notice 88-19 (the "Built-in Gain Rules"), such gain, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-in Gain"), will be subject to tax at the highest regular corporate rate. The results described above with respect to the recognition of Built-in Gain assume that the Company will make an election pursuant to the Built-in Gain Rules or applicable future administrative rules or Treasury Regulations. The Company has not acquired, and does not expect to acquire, an interest in any asset subject to the Built-in Gain Rules.

     Requirements for Qualification. To qualify as a REIT, the Company must elect to be so treated and must meet the requirements, certain of which are discussed below, relating to the Company's organization, sources of income, nature of assets and distributions of income to stockholders. The Company has made the necessary election to be a REIT.

     The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for sections 856 through 859 the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) which is not closely held, i.e. not more than 50% in value of its outstanding stock is, at any time during the last half of the taxable year, owned, directly or indirectly through the application of certain attribution rules, by or for five or fewer individuals (as defined in the Code to include certain entities); and
(7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and
(6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. The Company has satisfied and anticipates that it will continue to satisfy the requirements set forth in (1) through (7) above. In addition, the Charter currently includes certain restrictions regarding transfer of the Equity Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Description of Common Stock -- Restrictions on Transfer."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information. Beginning in 1998, the Company will not be treated as closely held during a taxable year if it demands the required information statements from its record holders with respect to such year, provided that the Company did not know, or have reason to know, that it was closely held.

     In addition, a corporation may not elect to be taxed as a REIT unless its taxable year is the calendar year. The Company has a calendar year taxable year.

     Treasury Regulations provide that a REIT which is a partner in a partnership will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income, tests and the asset tests described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership (and any other partnership in which the Company invests) will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein, provided that the Operating Partnership (and any such other partnership) is treated as a partnership for Federal income tax purposes. See "-- Tax Aspects of the Operating Partnership -- Classification as a Partnership."

     Income Tests. In order for the Company to maintain its qualification as a REIT, it must satisfy certain gross income requirements annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from "qualified temporary investment income" (described below). Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or other disposition of stock or securities or from any combination of the foregoing. Third, prior to 1998, gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year. This 30% gross income test will cease to apply in taxable years beginning in 1998.

     For purposes of the 75% and 95% gross income tests described above, "rents from real property" generally include rents from interests in real property, charges for services customarily furnished or rendered in connection with the rental of real property, and rent attributable to personal property which is leased under, or in connection with, a lease of real property, but only if the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year under such lease. However, "rents from real property" do not include any amount received or accrued with respect to any real or personal property if the determination of such amount depends in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. In addition, the Code provides that rents received or accrued from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Finally, "rents from real property" do not include any amount received or accrued with respect to any real or personal property if the REIT operates or manages the property or furnishes or renders services to the tenants of such property, other than through an independent contractor who is adequately compensated and from whom the REIT does not derive any income; provided, however, that the Company may directly perform certain customary services in connection with the rental of property (e.g., furnishing water, heat, light and air conditioning, and cleaning windows, public entrances and lobbies) other than services which are considered rendered to the occupant of the property (e.g., renting parking spaces on a reserved basis to tenants). For taxable years beginning after August 5, 1997, if the amount a REIT receives or accrues for furnishing or rendering such impermissible services to the tenants of a property or for the management or operation of property does not exceed 1% of all amounts received or accrued by the REIT with respect to such property during the year, only the amount received or accrued for such services, management or operation (rather than all amounts received or accrued with respect to such property) will be excluded from "rents from real property." The amount treated as received for such impermissible services, management or operation will be at least equal to 150% of the REIT's direct cost in furnishing such services or providing the management or operation. The Company does not and will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage or percentages of receipts or sales, as described above) and the Company does not and will not rent any property to a Related Party Tenant. The Company, directly and through independent contractors, performs services under certain of its leases, all of which the Company believes are customary services. The Company will hire independent contractors from whom it derives no revenue to perform any non-customary services.

     The Company expects that substantially all of its gross income will continue to qualify as "rents from real property." The Company provides management and/or development services to certain properties for which it receives a fee and may also realize gains from the sale of parcels of land adjacent to the Properties; however, such fees and gains have constituted, and the Company anticipates that they will continue to constitute, less than 5% of the Company's gross income.

     For purposes of the gross income tests described above, the term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company does not, and does not intend to, charge interest that will depend, in whole or in part, on the income or profits of any person.

     To the extent the operating Partnership does not immediately use the proceeds from the sale of the Offered Securities, these funds will be invested in interest-bearing accounts and short-term, interest-bearing securities. The interest income earned on these funds is expected to be includible under the 75% test as "qualified temporary investment income" (which includes income attributable to stock or debt instruments and attributable to the temporary investment of new capital received in a stock offering, not including amounts received under a dividend reinvestment plan). Qualified temporary investment income treatment only applies to income received or accrued during the one-year period beginning on the date the Company receives the new capital.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the nature and amount of its gross income to its return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "-- Taxation of the Company," even if these relief provisions apply, a tax would be imposed with respect to the excess net income. No similar mitigation provision applies to provide relief if the 30% income test (for taxable years prior to 1998) is not satisfied and, in such case, the Company would cease to qualify as a REIT. See "-- Failure to Qualify."

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company owns an interest or held by "qualified REIT subsidiaries" of the Company and (ii) stock or debt instruments attributable to the temporary investment of new capital received in exchange for Company stock (other than amounts received pursuant to a dividend reinvestment plan) or in a public offering of Company debt obligations which have maturities of at least five years, but only during the one-year period beginning on the date the Company receives such new capital), cash, cash items and government securities. Second, with respect to investments in securities other than those includible in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets nor more than 10% of the outstanding voting securities of such issuer (excluding securities of a qualified REIT subsidiary or another REIT).

     The Company believes it has complied and anticipates that it will continue to comply with these asset tests. The Company is deemed to hold directly its proportionate share of all real estate and other assets of the Operating Partnership (and other partnerships in which the Company holds an interest). As a result, the Company believes that at least 75% of its assets are and will continue to be real estate assets. In addition, the Company does not, and does not plan to, hold any securities representing more than 10% of any one issuer's voting securities (other than securities of a qualified REIT subsidiary or another REIT), or securities of any one issuer exceeding 5% of the value of the Company's gross assets (determined in accordance with generally accepted accounting principles). As previously discussed, the Company is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the Company's partnership interest in the operating Partnership itself (or in other partnerships in which the Company holds an interest) is not a security for purposes of the asset tests.

     After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

     Annual Distribution Requirements. The Company, in order to be treated as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders during each taxable year in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" for the taxable year (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income, if any, from foreclosure property in excess of the special tax on income from foreclosure property, minus (B) the sum of certain items of noncash income. In addition, during the Company's Recognition Period, if the Company disposes of any asset subject to the Built-in Gain Rules, the Company will be required, pursuant to guidelines issued by the IRS, to distribute at least 95% of the after-tax Built-in Gain realized during the Recognition Period. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95% (but less than 100%) of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed portion at regular corporate ordinary and capital gains tax rates. Furthermore, if the Company should fail to distribute during any calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and
(iii) any undistributed taxable income from prior periods, the Company would be subject to a four percent excise tax on the excess of such required distribution over the amounts actually distributed. The Company believes that it has made, and intends to make, timely distributions sufficient to satisfy these annual distribution requirements.

     The Company's REIT taxable income has been, and is expected to continue for five to seven years to be, less than its cash flow, due to the allowance of depreciation and other noncash charges in computing taxable income. Accordingly, the company anticipates that during this period it will generally have sufficient cash or liquid assets to enable it to satisfy the 95% distribution requirement. It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95t distribution requirement, possibly as a result of timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or as a result of nondeductible expenses such as principal amortization or capital expenditures exceeding the amount of noncash deductions. In the event that such situation occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowing or to pay dividends in the form of taxable stock dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Company may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary dividend income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification is lost. It is not possible to state whether in all circumstances the Company would be entitled to the statutory relief discussed above.

     Taxation of Taxable Domestic Stockholders. As used herein, the term "Domestic Stockholder" means a holder of shares of Stock that (for United States Federal income tax purposes) is (i) a citizen or resident of the United States,
(ii) a corporation, a partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or
(iii) an estate or trust the income of which is subject to United States Federal income taxation regardless of its source. A trust will generally be treated as a Domestic Stockholder for its taxable years beginning after December 31, 1996, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. For any taxable year for which the Company qualifies for taxation as a REIT, amounts distributed to taxable Domestic Stockholders will be taxed as follows.

     Distributions Generally. Distributions to Domestic Stockholders, other than capital gain dividends discussed below, will be taxable as ordinary income to such holders up to the amount of the Company's current or accumulated earnings and profits. Such distributions are not eligible for the dividends received deduction for corporations. To the extent that the Company makes distributions in excess of its current or accumulated earnings and profits, such distributions will first be treated as a tax-free return of capital, reducing the tax basis in a Domestic Stockholder's shares of Stock, and the amount in excess of such Stockholder's tax basis in its shares of Stock will be taxable as gain realized from the sale of such shares. Such gain will constitute capital gain if such shares were held as a capital asset, and will constitute long-term capital gain if held for more than one year. Long term capital gain recognized by an individual Stockholder will be taxed at the lowest rate applicable to capital gains if the Stockholder has held the shares for more than 18 months. See "-- Dispositions of Shares of Stock." Dividends declared by the Company in October, November, or December of any year payable to a stockholder of record on a specified date in any such month will be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include on their own income tax returns any tax losses of the Company. Future regulations may require stockholders to take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

     As a result of certain rules relating to the determination of the Company's earnings and profits, stockholders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends. Moreover, any "deficiency dividend" will be treated as a "dividend" (an ordinary dividend or a capital gain dividend, as the case may be), regardless of the Company's earnings and profits.

     Capital Gain Dividends. Dividends to Domestic Stockholders that are properly designated by the Company as capital gain dividends will be treated (to the extent they do not exceed the Company's actual net capital gain) as gain from the sale or exchange of a capital asset held for more than one year, or to the extent designated by the Company, for more than 18 months without regard to the period for which the stockholder has held its stock. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends received deduction for corporations. For taxable years beginning after 1997, Domestic Stockholders may be treated as receiving a capital gain dividend with respect to undistributed net capital gains of the Company, to the extent designated by the Company in a written notice to the shareholders. In that event, Domestic Stockholders will receive a credit or refund in the amount of tax paid by the Company with respect to such deemed dividends and will increase the basis in their shares by the amount of such deemed dividends.

     Passive Activity Losses; Investment Interest Limitations. Distributions from the Company and gain from the disposition of the shares of Stock will not ordinarily be treated as passive activity income, and, therefore, Domestic Stockholders generally will not be able to apply any "passive activity losses" against such income. Dividends from the Company (to the extent they do not constitute a return of capital) and gain from the disposition of shares of Stock generally will be treated as investment income for purposes of the investment interest limitation.

     Dispositions of Shares of Stock. A Domestic Stockholder will recognize gain or loss on the sale or exchange of shares of Stock to the extent of the difference between the amount realized on such sale or exchange and the holder's tax basis in such shares. Such gain or loss generally will constitute capital gain or loss if the holder has held such shares as a capital asset and will generally constitute long-term capital gain if held for more than one year and taxable at the lowest applicable rates for capital gains if held for more than 18 months. Losses incurred on the sale or exchange of shares of Stock held for six months or less (after applying certain holding period rules), however, will generally be deemed long-term capital loss to the extent of any capital gain dividends received by the Domestic Stockholder with respect to such shares and treated as long-term capital gain.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     In general, a tax-exempt entity that is a stockholder of the Company will not be subject to tax on distributions from the Company or gain realized on the sale of Stock. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Although rulings are merely interpretations of law by the IRS and may be revoked or modified, based on this analysis, indebtedness incurred by the Company in connection with the acquisition of an investment should not cause any income derived from the investment to be treated as UBTI to a tax-exempt entity, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. A tax-exempt entity that incurs indebtedness to finance its purchase of shares, however, will be subject to UBTI by virtue of the acquisition indebtedness rules.

     In certain circumstances, qualified trusts that hold more than 10% (by value) of the interests in a REIT meeting certain requirements are required to treat a percentage of REIT dividends as UBTI. The rule applies only if (i) the qualification of the REIT depends upon the application of a "look-through" exception to the restriction on REIT stockholdings by five or fewer individuals, including qualified trusts (see "Description of Common Stock -- Restrictions on Transfer"), and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if one qualified trust owns more than 25% of the value of the REIT or a group of qualified trusts each owning more than 10% of the value of the REIT collectively own more than 50% of the value of the REIT. The qualification of the Company as a REIT has not depended and it is not anticipated that it will depend on the application of the "look-through" exception. The Company has not been and does not expect to be "predominantly held" by qualified trusts.

SPECIAL TAX CONSIDERATIONS FOR FOREIGN STOCKHOLDERS

     The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates (collectively, "Non-U.S. Stockholders") are complex, and the following discussion is intended only as a summary of such rules. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of Federal, state and local income tax laws on an investment in the Company, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws.

     In general, Non-U.S. Stockholders will be subject to regular United States Federal income tax with respect to their investment in the Company if such investment is "effectively connected" with the Non-U.S. Stockholder's conduct of a trade or business in the United States. A corporate Non-U.S. Stockholder that receives income that is (or is treated as) effectively connected with a United States trade or business may also be subject to a branch profits tax at a 30% rate, unless reduced or eliminated by an applicable income tax treaty, which is payable in addition to regular United States corporate income tax. The following discussion will apply to Non-U.S. Stockholders whose investment in the Company is not so effectively connected. The Company expects to withhold United States income tax, as described below, on the gross amount of any distributions paid to a Non-U.S. Stockholder unless the Non-U.S. Stockholder files the appropriate IRS form, claiming that a lower treaty income tax rate applies or that the distribution is effectively connected income.

     A distribution by the Company that is not attributable to gain from the sale or exchange by the Company of a United States real property interest and that is not designated by the Company as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits, and subject to withholding as discussed below. A distribution of cash in excess of the Company's earnings and profits will be treated first as a return of capital that will reduce a Non-U.S. Stockholder's basis in its shares of Stock (but not below zero) and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares.

     Distributions by the Company that are attributable to gain from the sale or exchange of a United States real property interest will be taxed to a Non-U.S. Stockholder under provisions of the Code enacted by the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under the FIRPTA provisions, such distributions are taxed to a Non-U.S. Stockholder as if such distributions were gains effectively connected with a United States trade or business. Accordingly, a Non-U.S. Stockholder will be taxed at the normal capital gain rates applicable to a Domestic Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Distributions subject to the FIRPTA provisions may also be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder that is not entitled to treaty exemption.

     The Company will be required to withhold and remit to the IRS 35% of designated capital gain dividends payable to Non-U.S. Stockholders (or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends). In addition, if the Company designates prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions, will be treated as capital gain dividends for purposes of withholding. The Company will also be required to withhold and remit to the IRS 30% of the gross amount of distributions not attributable to gain from the sale or exchange of a United States real property interest and not designated as a capital gain dividend. If recently issued proposed Treasury Regulations are promulgated in their current form, the Company would have the option, effective for distributions made after December 31, 1997, either to treat the entire distribution as a dividend subject to withholding (as under current law) or to treat only a portion of the distribution as a dividend if it makes a reasonable estimate of the portion of the distribution that is not a dividend based on expected earnings and profits. Tax treaties may reduce the Company's withholding obligations. If the amount withheld by the Company with respect to a distribution to a Non-U.S. Stockholder exceeds the stockholder's United States tax liability with respect to such distribution (as determined under the rules described in the two preceding paragraphs), the Non-U.S. Stockholder may file for a refund of such excess from the IRS. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but is higher than the 20% maximum rate on capital gains of individuals.

     Unless the shares of Stock constitute a "United States real property interest" within the meaning of the FIRPTA provisions, a sale of such shares by a Non-U.S. Stockholder generally will not be subject to United States taxation. The shares of the Company will not constitute a United States real property interest if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT less than 50% in value of the shares of which are held directly or indirectly by Non-U.S Stockholders at all times during a specified testing period. The Company believes that it is, and expects to continue to be, a domestically controlled REIT, and therefore that the sale of shares in the Company by Non-U.S. Stockholders will not be subject to U.S. income taxation. However, because the shares of Stock will be publicly traded, no assurance can be given that the Company will continue to be a domestically controlled REIT. Notwithstanding the foregoing, capital gain not subject to the FIRPTA provisions will be taxable to a Non-U.S. Stockholder if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains. If the Company was not a domestically controlled REIT, whether a Non-U.S. Stockholder's sale of shares of Stock would be subject to tax under the FIRPTA provisions as a sale of a United States real property interest would depend on whether the shares were "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the NYSE on which the shares of Stock are listed) and whether such Non-U.S. Stockholder holds more than 5% of such shares during a specified testing period. If the gain on the sale of the Company's shares were subject to the taxation under the FIRPTA provisions, the Non-U.S. Stockholder would be subject to the same treatment as a Domestic Stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresidential alien individuals). In any event, a purchaser of shares of Stock from a Non-U.S. Stockholder will not be required under the FIRPTA provisions to withhold on the purchase price if the purchased shares of Stock are "regularly traded" on an established securities market or if the Company is a domestically controlled REIT. Otherwise, under the FIRPTA provisions the purchaser of shares of stock may be required to withhold log of the purchase price and remit such amount to the IRS.

TAX ASPECTS OF THE OPERATING PARTNERSHIP

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

     Classification as a Partnership. The Company will be entitled to include in its income its distributive share of the Operating Partnership's income and to deduct its distributive share of the Operating Partnership's losses only if the Operating Partnership is classified, for Federal income tax purposes, (i) as a partnership rather than as an association taxable as a corporation and (ii) not as a "publicly traded partnership." Under recently finalized Treasury Regulations, an entity such as the Operating Partnership that has more than one owner and was in existence and claimed partnership classification prior to January 1, 1997 (the "Effective Date"), will be classified as a partnership rather than as an association taxable as a corporation for periods beginning on the Effective Date, provided it does not elect to change its classification. In general, the entity's claimed partnership classification will be respected for all periods prior to the Effective Date if it had a reasonable basis for its claimed classification.

     The Operating Partnership has not requested, and does not intend to request, a ruling from the IRS that it will be treated as a partnership for Federal income tax purposes. In the opinion of Kramer Levin, based on the provisions of the Partnership Agreement of the Operating Partnership (the "Partnership Agreement"), certain factual assumptions and certain representations described in the opinion, the Operating Partnership will, for all taxable years since its inception, be treated as a partnership and not as a corporation or an association taxable as a corporation for Federal income tax purposes and not as a "publicly traded partnership." Unlike a tax ruling, an opinion of counsel is not binding on the IRS or the courts.

     If for any reason the Operating Partnership were taxable as a corporation rather than as a partnership for Federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for status as a REIT. See "-- Taxation of the Company -- Income Tests," and "-- Taxation of the Company -- Asset Tests," above. In addition, any change in the Operating Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "-- Taxation of the Company -- Annual Distribution Requirements," above. Further, items of income and deduction of the Operating Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. The Operating Partnership would be required to pay Federal income tax at regular corporate tax rates on its net income, and distributions to partners would constitute dividends (to the extent of the Operating Partnership's current and accumulated earnings and profits) that would not be deductible in computing the Operating Partnership's taxable income.

     Partners, Not the Operating Partnership, Subject to Tax. A partnership is not a taxable entity for Federal income tax purposes. Rather, the Company is required to take into account its allocable share of the operating Partnership's income, gains, losses, deductions and credits for the taxable year of the Operating Partnership ending within or with the taxable year of the Company without regard to whether the Company has received or will receive any cash distributions from the Operating Partnership.

     Operating Partnership Allocations. The allocation of income, gains, losses, deductions and credits among partners will generally be determined in accordance with the provisions of the Partnership Agreement. However, the allocations provided in the Partnership Agreement will be disregarded for Federal income tax purposes if they do not comply with the provisions of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     If an allocation is not recognized for Federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of income, gains, losses, deductions and credits are intended to comply with the requirements of section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Pre-Contribution Gain. Pursuant to section 704(c) of the Code, items of income, gain, loss, deduction and credit attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for Federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution (the "Book-Tax Difference"). In general, the fair market value of the Properties contributed to the Operating Partnership was in excess of their adjusted tax bases. The Partnership Agreement requires allocations of income, gains, losses, deductions and credits attributable to each item of contributed property be made in a manner that is consistent with section 704(c) of the Code. As a result, the tax depreciation available with respect to such property will be allocated first to the partners other than the partner that contributed the property, to the extent of, and in proportion to, such other partners' share of book depreciation, and then, if any tax depreciation remains, to the partner that contributed the property. Accordingly, the depreciation deductions allocable to the parties for tax purposes will not correspond to the percentage interests of the partners. While the Company will generally be allocated tax depreciation deductions with respect to the Properties in excess of its percentage interest in the Operating Partnership, its share of tax depreciation may be less than the depreciation deductions that would have been allocated to the Company had the basis of the Properties been equal to their fair market value. Upon the disposition of any item of contributed property, all or a portion of gain attributable to the excess, if any, at such time of basis for book purposes over basis for tax purposes may be allocated for tax purposes to the contributing partner.

     Basis in Partnership Interests. The Company's adjusted tax basis in its partnership interest in the Operating Partnership generally will be (i) equal to the amount of cash and the basis of any other property contributed to the Operating Partnership by the Company; (ii) increased by (a) its allocable share of the Operating Partnership's income and (b) its allocable share of indebtedness of the Operating Partnership; and (iii) reduced, but not below zero, by (a) the Company's allocable share of the Operating Partnership's loss and (b) the amount of cash distributed to the Company, the basis of property distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of the indebtedness of the Operating Partnership.

     If the allocation of the Company's distributive share of the Operating Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Operating Partnership's distributions or any decrease in the Company's share of the indebtedness of the Operating Partnership (each such decrease being considered a constructive cash distribution to the partners) would reduce the Company's adjusted tax basis in the operating Partnership below zero, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as a capital gain, and if the Company's partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), such distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the Partnerships. The Operating Partnership's assets other than cash consist largely of appreciated property contributed by its partners. Assets contributed to a partnership in a tax-free transaction carry over their depreciation schedules. Accordingly, the Operating Partnership's depreciation deductions for its real property are based largely on the historic depreciation schedules for the Properties. The real property is being depreciated over a range of 15 to 39 years using various methods of depreciation which were determined at the time that each item of depreciable property was placed in service. Any real property purchased or developed by the Operating Partnership will be depreciated over at least 39 years.

     Sale of Partnership Property. Generally, any gain realized by the Operating Partnership on the sale of property held by it, if the property is held for more than one year, will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT requirements, the Company's share as a partner of any gain realized by the Operating Partnership on the sale of any property held by the Operating Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Taxation of the Company," above. Such prohibited transaction income will also have an adverse effect upon the Company's ability to satisfy the income tests for status as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of the Operating Partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. A safe harbor is provided for certain sales of real estate assets held for at least four years, which sales might otherwise be considered prohibited transactions. The safe harbor applies to a sale only if, among other things, the expenditures made during the four-year period preceding the date of the sale which are includible in the basis of the property sold do not exceed 30% of the property's net sales price and in the taxable year of the sale either the REIT has made no more than seven sales of property or the aggregate adjusted bases of all the properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties as of the beginning of the year. The Operating Partnership has held and intends to continue to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating and leasing the Properties and to make such occasional sales of the Properties, including peripheral land, as are consistent with the Company's and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Operating Partnership will constitute a sale of property held for investment.

     Conversion Rights. In the event that the Company acquires limited partnership units in the Operating Partnership ("OP Units") from the holders thereof by reason of the exercise of conversion rights, the Company will have a basis in the OP Units so acquired equal to the fair market value of the stock it issues, or the amount of cash it pays, in exchange for such OP Units. If the Operating Partnership makes an election under section 754, the portion of the Operating Partnership's basis in its assets with respect to the Company will be adjusted to reflect the price paid for the OP Units. If the Company acquires all the OP Units, the Operating Partnership will terminate and the Company will, as a result, directly own all the Properties directly held by the Operating Partnership, and the basis of those Properties in the hands of the Company would be determined by reference to the Company's basis in its partnership interest in the Operating Partnership.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

     The Company will report to its Domestic Stockholders and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under certain circumstances, Domestic Stockholders may be subject to backup withholding at a rate of 31% with respect to distributions paid. Backup withholding will apply only if the holder (i) fails to furnish its taxpayer identification number ("TIN") (which, for an individual, would be his Social Security number), (ii) furnishes an incorrect TIN, (iii) is notified by the IRS that it has failed properly to report payments of interest and dividends, or
(iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Domestic Stockholders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a Domestic Stockholder will be allowed as a credit against such Domestic Stockholder's United States Federal income tax liability and may entitle such Domestic Stockholder to a refund, provided that the required information is furnished to the IRS.

     Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Stockholders. For example, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "-- Special Tax Considerations for Foreign Stockholders." Non-U.S. Stockholders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

STATE AND LOCAL TAXES

     The Company will, and its stockholders may, be subject to state or local taxation in various state or local jurisdictions, including those in which the Company, its stockholders, or the Operating Partnership transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                             EMPLOYEE BENEFIT PLANS

     A PROSPECTIVE INVESTOR THAT IS AN EMPLOYEE BENEFIT PLAN OF ANY SORT, WHETHER OR NOT SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER APPLICABLE PROVISIONS OF ERISA, THE CODE, AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP, OR SALE OF THE OFFERED SECURITIES BY SUCH PLAN.

                              ERISA CONSIDERATIONS

     The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of Section 4975 of the Code that may be relevant to prospective investors. This discussion does not purport to deal with all aspects of ERISA or the Code that may be relevant to particular investors in light of their particular circumstances.

     A fiduciary of a pension, profit-sharing, retirement or other employee benefit plan subject to ERISA (a "Plan") should consider the fiduciary standards under ERISA in the context of the Plan's particular circumstances before authorizing an investment of a portion of such Plan's assets in the Offered Securities. In particular, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(c) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the Plan as required by Section 404(a)(1)(D) of ERISA (including the Plan's funding policy), (iii) whether the investment is for the exclusive purpose of providing benefits to participants in the

Plan and their beneficiaries or defraying reasonable administrative expenses of the Plan, and (iv) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide rage of transactions involving the assets of a Plan or an individual retirement account ("IRA") and persons who have certain specified relationships to the Plan or an IRA ("parties in interest" within the meaning of ERISA, or "disqualified persons" within the meaning of the Code). Thus, a fiduciary of a Plan or an IRA considering an investment in the Offered Securities also should consider whether the acquisition or the continued holding of the Offered Securities might constitute or give rise to a direct or indirect prohibited transaction.

     The United States Department of Labor (the "IDOL") has issued final regulations (the "Regulations") setting out the standards it will apply in determining what constitutes assets of an employee benefit plan under ERISA. Under the Regulations, if a Plan or an IRA acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's and IRA's assets would include, for purposes of the fiduciary responsibility provisions of ERISA and the Code, both the equity interest and an undivided interest in each of the entity's underlying assets, unless certain specified exceptions apply. The Regulations define a publicly-offered security as a security that is "widely held," "freely transferable," and either a par of a class of securities registered under the Exchange Act, or sold pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after he end of the fiscal year of the issuer during which the offering occurred. The Offered Securities will be sold in an offering registered under the Securities Act and are or will be registered under the Exchange Act.

     The Regulations provide that a security is "widely held" only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control.

     The Regulations provide that whether a security is "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are freely transferable. The Company believes that the restrictions imposed under the Charter on the transfer of the capital stock are limited to the restrictions on transfer generally permitted under the Regulations and are not likely to result in the failure of the capital stock to be "freely transferable." The Company also believes that certain restrictions that apply to the capital stock held by the Company or which may be derived from contractual arrangements requested by the underwriters in connection with Offered Securities offered pursuant to an underwritten agreement are unlikely to result in the failure of the capital stock to be "freely transferable." The Regulations only establish a presumption in favor of the finding of free transferability, and, therefore, no assurance can be given that the DOL and the U.S. Treasury Department will not reach a contrary conclusion.

     Assuming that the offered Securities will be "widely held," the Company believes that the Offered Securities will be publicly offered securities for purposes of the Regulations and that the assets of the Company will not be deemed to be "plan assets" of any Plan or IRA that invests in the Offered Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents. Any such underwrite or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's gents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Offered Securities for whom they may act as agent. Underwriters may sell the Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Offered Securities less the amount thereof covered by the Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     The legality of the shares of Common Stock and Preferred Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. In addition, the description of Federal income tax consequences contained in this Prospectus under the caption entitled "Federal Income Tax Considerations" is based upon the opinion of Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

     The financial statements and schedules for Agree Realty Corporation and its predecessor entities included in the Form 10-K referred to and incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

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                                1,500,000 SHARES

                        [AGREE REALTY CORPORATION LOGO]

                            AGREE REALTY CORPORATION

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT
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                            FRIEDMAN BILLINGS RAMSEY
                              BB&T CAPITAL MARKETS

                                 JULY   , 2003

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